As filed with the Securities and Exchange Commission on February 3, 2005
                                                     Registration No. 333-117492
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------


                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     --------------------------------------

                             HEADWATERS INCORPORATED
                          (Exact Name of registrant as
                            Specified in Its Charter)

                     --------------------------------------

                Delaware                                  87-0547337
    -------------------------------            --------------------------------
    (State or Other Jurisdiction of            (I.R.S. Employer Identification
     Incorporation or Organization)                         Number)

                             Headwaters Incorporated
                   10653 South River Front Parkway, Suite 300
                             South Jordan, UT 84095
                                 (801) 984-9400
                        (Address, Including Zip Code, and
                    Telephone Number, Including Area Code, of
                    registrant's Principal Executive Offices)

                     --------------------------------------

                                 Kirk A. Benson
         Chief Executive Officer and Chairman of the Board of Directors
                             Headwaters Incorporated
                   10653 South River Front Parkway, Suite 300
                             South Jordan, UT 84095
                                 (801) 984-9400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                     --------------------------------------

                                  With copy to:
                             Linda C. Williams, Esq.
                             Pillsbury Winthrop LLP
                                  P.O. Box 7880
                             San Francisco, CA 94109
                            Telephone: (415) 983-1000

                     --------------------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

                                Explanatory Note


The registrant is filing this Post-Effective Amendment No. 2 to Form S-3 Registration Statement to update the table under the caption "Selling Securityholders" in the prospectus contained herein to add and delete the names and respective holdings of certain selling securityholders who have requested such changes.

                  Subject to Completion, Dated February 3, 2005


PROSPECTUS
                                  $172,500,000

                             Headwaters Incorporated



              2 7/8% Convertible Senior Subordinated Notes due 2016

        and Shares of Common Stock Issuable upon Conversion of the Notes

                             ______________________

         Headwaters Incorporated issued the notes in a private placement in June 2004. This prospectus will be used by selling securityholders to resell their notes and shares of common stock issuable upon conversion of their notes.

         The notes are due on June 1, 2016. We will pay interest on the notes on June 1 and December 1 of each year, beginning December 1, 2004. Holders may convert the notes into shares of our common stock at a conversion price of $30.00 per share, which is equivalent to a conversion rate of 33.3333 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment under the terms of the notes. The notes are general, unsecured obligations that are subordinated to all existing and future senior indebtedness and our subsidiaries' indebtedness and other liabilities. We may redeem any portion of the notes at any time on or after June 4, 2011, and if specific conditions are satisfied, any time on or after June 1, 2007. On June 1, 2011, or upon the occurrence of a designated event, you may require us to repurchase your notes.

         For a more detailed description of the notes, see "Description of Notes" beginning on page 20.



         Our common stock is traded on the Nasdaq National Market under the symbol "HDWR." The last reported sale price of our common stock on the Nasdaq National Market on February 2, 2005 was $32.00 per share.


                             ______________________


         Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 3.

                             ______________________

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ______________________

               The date of this prospectus is ____________ , 2005

                                TABLE OF CONTENTS

                                                                          Page

SUMMARY                                                                     1
RISK FACTORS                                                                3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                          16
PROCEEDS FROM THE OFFERING                                                 17
RATIO OF EARNINGS TO FIXED CHARGES                                         17
SENIOR SECURED FINANCING                                                   17
DESCRIPTION OF NOTES                                                       19
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS                   37
SELLING SECURITYHOLDERS                                                    44
PLAN OF DISTRIBUTION                                                       52
LEGAL MATTERS                                                              53
EXPERTS                                                                    53
WHERE YOU CAN FIND MORE INFORMATION                                        54
DOCUMENTS INCORPORATED BY REFERENCE                                        56
ANNEX A--SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

                                    SUMMARY

         This summary contains basic information about our business. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes incorporated in this prospectus by reference, before making an investment decision.

Headwaters' Business

         Headwaters is a diversified growth company providing products, technologies and services to the energy, construction and home improvement industries. Headwaters has grown dramatically over the last several years, both organically and through strategic acquisitions that have allowed us to diversify and pursue additional growth opportunities. Headwaters' acquisition strategy has concentrated on opportunities that complement existing business lines, command leading market positions, are accretive to earnings and generate significant cash flow. We conduct our business primarily through the following business units:

         Headwaters Energy Services (formerly known as Covol Fuels) is the market leader in enhancing the value of coal used in power generation through licensing proprietary technologies and selling chemical reagents that convert coal into a solid synthetic fuel.

         Headwaters Resources (formerly known as ISG) is the largest manager and marketer of coal combustion products ("CCPs") in the United States. We create commercial value for CCPs using CCPs primarily as a replacement for portland cement in a variety of concrete products. CCPs, such as fly ash and bottom ash, are created when coal is burned and have traditionally been an environmental and economic burden for coal-fueled power generators but, when properly managed, can result in additional revenue for the utilities.

         Headwaters Technology Innovation Group, known as HTI, develops and commercializes proprietary technologies to convert or upgrade fossil fuels into higher-value products and develops nanocatalyst technologies that have multiple industrial and chemical applications. The energy-related technologies developed or under development include direct coal liquefaction, the conversion of gas-to-liquid fuels and the upgrading of heavy oil to lighter materials. HTI has also developed a proprietary nanocatalyst technology that will allow for the custom design of catalysts on an atomic scale for multiple industrial applications, which should reduce costs and increase the efficiency of chemical reactions.

         Headwaters Construction Materials (formerly known as American Construction Materials) is a market leader in designing, manufacturing and marketing architectural stone veneer under the Eldorado Stone brand and also holds regional market leadership positions in manufacturing and marketing concrete blocks, mortar and stucco materials. The Eldorado transaction was financed in part with the proceeds from the notes. On September 8, 2004, we acquired Tapco Holdings, Inc. ("Tapco"), a leading manufacturer of building products and professional tools used in exterior residential remodeling and construction. The total purchase price for the acquisition was $715 million in cash, plus estimated acquisition costs of approximately $9 million.

         The Tapco acquisition is described in more detail in the Form 8-K filed on September 13, 2004, which is incorporated by reference into this prospectus. See "Where You Can Find More Information." The acquisitions of the Tapco and Eldorado Stone businesses in 2004 have significantly transformed the Headwaters Construction Materials business unit and given Headwaters a national presence in the commercial and residential improvement market. With the recent acquisition of Tapco, this business unit has become a market leader in residential exterior building products accessories (such as window shutters, gable vents and mounting blocks) under various Tapco brands.

Corporate Information

         Headwaters was incorporated in Delaware in 1995 under the name Covol Technologies, Inc. In September 2000, the company's name was changed to Headwaters Incorporated. Headwaters' principal office is located at 10653 South River Front Parkway, Suite 300, South Jordan, Utah 84095, and our telephone number is (801) 984-9400. Headwaters' web site is www.headwaters.com. The information on Headwaters' web site does not constitute a part of this prospectus.

         "Headwaters," "combined company," "we," "our" and "us" refers to Headwaters Incorporated and the Headwaters Energy Services business unit, together with its consolidated subsidiaries Headwaters Resources and HTI, unless the context otherwise requires. As used in this offering memorandum, "Headwaters Resources" refers to Headwaters' subsidiary, Headwaters Resources, Inc., formerly Industrial Services Group, Inc., and its subsidiary, ISG Resources, Inc., together with their consolidated subsidiaries, and "HTI" refers to Headwaters Technology Innovation Group, Inc., together with its consolidated subsidiaries, unless the context otherwise requires. "Eldorado" refers to Eldorado Stone LLC, together with its subsidiaries. "Tapco" refers to Tapco Holdings, Inc., together with its subsidiaries.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

         This prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated by reference.

Risks Relating to Our Business

If the continued existence of tax credits under Section 29 of the Internal Revenue Code ("Section 29") is repealed or adversely modified, Headwaters Energy Services' profitability will be severely affected.

         Headwaters Energy Services' license fees and revenues from sales of chemical reagents depend on the ability of our licensees and customers to manufacture and sell qualified synthetic fuels that generate tax credits. Under current law, Section 29 tax credits are not available for synthetic fuel sold after December 31, 2007. In addition, there have been initiatives from time to time to consider the early repeal or modification of Section 29. For example, in 2004, a bill was introduced in the United States House of Representatives that would repeal the Section 29 credit for synthetic fuel produced from coal. While passage of this bill appears to be unlikely, the bill could be reintroduced in Congress in the future. If Section 29 expires at the end of 2007 or if it is repealed or adversely modified, synthetic fuel facilities would probably either close or substantially curtail production. At this time, given current prices of coal and costs of synthetic fuel production, we do not believe that production of synthetic fuel will be profitable absent the tax credits. In addition, if our licensees close their facilities or materially reduce production activities (whether after 2007, upon earlier repeal or adverse modification of Section 29 or for any other reason), it would have a material adverse effect on the revenues and net income of Headwaters. Furthermore, Section 29 tax credits are subject to phase-out after the unregulated average annual oil price reaches $50.14 per barrel, adjusted annually for inflation (the one day futures trading price on December 1, 2004 was $45.49 per barrel).

If our licensees' demand for Section 29 tax credits decreases, Headwaters Energy Services' revenues will decrease.

         Headwaters Energy Services' business depends upon the ability of our licensees and chemical reagent customers to utilize Section 29 tax credits as payments under our contracts are ultimately based on our customers' production of synthetic fuels. Their ability to utilize tax credits depends upon their taxable income. A decline in the profitability of our licensees could reduce their ability to utilize tax credits, and, in turn, could lead to a reduction in the production of synthetic fuel at their facilities. Such licensees could sell their facilities to a taxpayer with more capacity to utilize the tax credits, but any such transfer could result in short-term or long-term disruption of operations, and therefore adversely affect our revenues and net income.

IRS reviews under Section 29 may adversely affect our licensees' production of synthetic fuel and therefore may adversely affect Headwaters Energy Services' profitability.

         The issuance of private letter rulings ("PLRs") under Section 29 by the Internal Revenue Service ("IRS") is important to the willingness of the owners of synthetic fuel facilities to operate and to their ability to transfer ownership of those facilities. However, PLRs may be modified or revoked by the IRS.

         The IRS has suspended the issuance of PLRs to synthetic fuel facility owners several times in the past, including most recently in 2003, and the IRS may suspend the issuance of PLRs in the future. In 2003, following an IRS announcement that it would suspend issuance of PLRs because it questioned the scientific validity of procedures and tests performed by synthetic fuel facility operators to determine that the fuel satisfied the requirements of Section 29, certain of Headwaters' licensees reduced or ceased production, which resulted in a material impact on Headwaters' revenue and net income. While the IRS later indicated it would resume the issuance of PLRs, it has continued to express concerns regarding the sampling and data/record retention practices prevalent in the synthetic fuels industry. The expression of IRS concern regarding current practices in the industry may adversely affect the willingness of buyers to engage in transactions or on the willingness of current owners to operate their facilities. If current owners are unable to sell their facilities or are unwilling to operate them, production will not be maximized, thereby materially decreasing our revenues and net income. We cannot predict whether the IRS may conduct reviews or investigations of Section 29 tax credits in the future, or whether the outcome of IRS audits involving licensees would be favorable.

Senate investigation of Section 29 tax credits may adversely affect production by our licensees and decrease the profitability of Headwaters Energy Services.

         On October 30, 2003, the Permanent Subcommittee on Investigations of the Government Affairs Committee of the United States Senate (the "Subcommittee") issued a notification of pending investigations. The notification listed, among others, the synthetic fuel tax credit as a new item to be reviewed. If the pending investigation or any future Congressional action results in findings or announcements negative to the industry, it may adversely affect the willingness of buyers to engage in transactions to purchase synthetic fuel facilities or the willingness of current owners to operate their facilities, which would have a direct, negative impact on our revenues and net income.

         In March 2004, the Subcommittee described its investigation as follows:

         The Subcommittee is continuing its investigation [of] tax credits claimed under Section 29 of the Internal Revenue Code for the sale of coal-based synthetic fuels. This investigation is examining the utilization of these tax credits, the nature of the technologies and fuels created, the use of these fuels, and others [sic] aspects of
         Section 29. The investigation will also address the IRS' administration of Section 29 tax credits.

         The Subcommittee conducted numerous interviews and received large volumes of data between December 2003 and March 2004. Since that time, to our knowledge, there has been little activity regarding the investigation.

If the IRS challenges or disallows Section 29 tax credits claimed by our licensees, Headwaters Energy Services' profitability may decrease because future production by these licensees may decrease.

         Licensees are subject to audit by the IRS. The IRS may challenge whether Headwaters Energy Services' licensees satisfy the requirements of
Section 29, or applicable PLRs, including placed-in-service requirements, or may attempt to disallow Section 29 tax credits for some other reason. The IRS has initiated audits of certain licensee-taxpayers who claimed Section 29 tax credits, and the outcome of any such audit is uncertain. In 2004, a licensee announced that IRS field auditors have issued a notice of proposed adjustment challenging the placed-in-service date of three of its synthetic fuel facilities. The licensee believes that the facilities meet the placed-in-service requirement; however, the timing and final results of the audit are unknown. In the event that tax credits are disallowed, licensees may seek recovery from Headwaters Energy Services for operational or other reasons, although we believe there would be no basis for such claims. The inability of a licensee to claim
Section 29 tax credits also would reduce our future revenue from the licensee. In addition, IRS audit activity may have adversely affected the willingness of buyers to engage in transactions to purchase synthetic fuel facilities or on the willingness of current owners to operate their facilities. If current owners are unable to sell their facilities or are unwilling to operate them at full capacity, production will not be maximized, which could have a significant effect on our revenues and net income.

If our licensees' demand for Section 29 tax credits is adversely influenced by negative publicity involving the industry or transactions principally motivated by the reduction of taxes, Headwaters Energy Services' profitability will decrease.

         There has been public scrutiny, by the media and by policymakers, of
Section 29. Outside the Section 29 context, there has been increased public scrutiny of transactions motivated principally by the reduction of federal income taxes. Our licensees could determine that the risk of negative publicity or public scrutiny associated with the Section 29 tax credits exceeds the financial benefits from the utilization of the credits. Such licensees may seek to mitigate or eliminate such risk by reducing or ceasing production of synthetic fuel or disposing of their facilities, resulting in short-term or long-term disruption of operations, in which case our revenues and profitability would decrease.

Headwaters Energy Services' revenues result from a small number of licensees and customers, so that any short-term or long-term decisions by one or a small number of licensees and customers to decrease or halt production would cause our profitability to decrease.

         Headwaters Energy Services has licensed its coal-based solid synthetic fuel technology to approximately 20 licensees, which licensees accounted for approximately 9% of our aggregate revenues on an actual basis for fiscal 2004. In addition, Headwaters Energy Services sells reagents to approximately 30 licensees and additional customers from whom reagent sales accounted for approximately 24% of our aggregate revenues in 2004. Under current law, facilities must have been placed into service prior to July 1, 1998 to be eligible for Section 29 tax credits, so Headwaters Energy Services' business primarily depends on existing licensees and chemical reagent customers. If any of Headwaters Energy Services' significant licensees or chemical reagent customers shuts down its facilities, operates its facilities at low production levels or sells its facilities resulting in short-term or long-term disruption of operations, our revenues and net income could be materially adversely affected. Headwaters Energy Services' licensees must address all operational issues including, but not limited to, feedstock availability, cost, moisture content, British thermal unit content, correct chemical reagent formulation and application, operability of equipment, product durability and overall costs of operations. In some cases, licensees may be forced to relocate plants and enter into new strategic contracts to address marketing and operational issues. Licensee plant relocations disrupt production and delay generation of license fees paid to us.

         The growth of Headwaters Energy Services' revenues has depended in part on increased production over time of coal-based solid synthetic fuel by its licensees. While to date efficiencies in production and improvements in equipment and processes used at facilities have allowed increased production, capacity is ultimately finite for the specific facilities and could ultimately limit future growth.

If Headwaters Energy Services is not able to develop and improve synthetic fuel technologies in order to satisfy our customers' requirements, we may lose customers and associated licensing and chemical reagent revenues.

         For Headwaters Energy Services to remain competitive, we must be able to develop or refine our technologies to keep up with future synthetic fuel requirements. As licensees develop and modify their operations and choices of coal feedstocks, we will need to modify existing methods or find new methods, know-how, additives and other techniques to meet licensee and customer demands, such as demands for improved efficiencies, lower costs and improvements in synthetic fuel products, including chemical change and improved combustion characteristics. If we are unable to develop or refine our technologies, our customers may seek other suppliers or decrease production, thus adversely affecting our licensing and chemical reagent revenues.

Headwaters Resources primarily sells fly ash for use in concrete; if use and market acceptance of fly ash does not increase, Headwaters Resources will not grow.

         Headwaters Resources' growth has been and continues to be dependent upon the increased use of fly ash in the production of concrete. Headwaters Resources' marketing initiatives emphasize the environmental, cost and performance advantages of replacing portland cement with fly ash in the production of concrete. If Headwaters Resources' marketing initiatives are not successful, Headwaters Resources may not be able to sustain its growth.

If portland cement or competing replacement products are available at lower prices than fly ash, our sales of fly ash as a replacement for portland cement in concrete products could suffer, causing a decline in Headwaters Resources' revenues and net income.

         An estimated 60% of Headwaters Resources' revenues for the fiscal year ended September 30, 2003, which represents 26% of our aggregate revenues for the year, were derived from the use of fly ash as a replacement for portland cement in concrete products. At times, there may be an overcapacity of cement in the world market, causing potential price decreases. The markets for Headwaters

Resources' products are regional, in part because of the costs of transporting CCPs, and because Headwaters Resources' business is affected by the availability and cost of competing products in the specific regions where it conducts business. If competing products become available at attractive prices and performance, Headwaters Resources' revenues and net income could decrease.

Because demand for CCPs sold by Headwaters Resources is affected by fluctuations in weather and construction cycles, Headwaters Resources' revenues and net income could decrease significantly as a result of unexpected or severe weather or slowdowns in the construction industry.

         Headwaters Resources manages and markets CCPs and uses CCPs to produce construction materials. Utilities produce CCPs year-round. In comparison, sales of CCPs are generally keyed to construction market demands that tend to follow national trends in construction with predictable increases during temperate seasons. Headwaters Resources' CCP sales have historically reflected these seasonal trends, with the largest percentage of total annual revenues being realized in the quarters ended June 30 and September 30. Low seasonal demand normally results in reduced shipments and revenues in the quarters ended March 31 and December 31.

         The CCP industry is cyclical because of its dependence on building construction and highway construction, including infrastructure repair, and is affected by changes in general and local economic conditions. State construction budgets are affected adversely by economic downturns. Headwaters Resources' sales could significantly decrease as a result of a downturn in the economy in one or more markets that it serves.

If Headwaters Resources' coal-fueled electric utility industry suppliers fail to provide Headwaters Resources with high value CCPs on a timely basis, Headwaters Resources' costs could increase and our growth could be hindered.

         Headwaters Resources relies on the production of CCPs by coal-fueled electric utilities. Headwaters Resources has occasionally experienced delays and other problems in obtaining high value CCPs from its suppliers and may in the future be unable to obtain high value CCPs on the scale and within the time frames required by Headwaters Resources to meet its customers' needs. If Headwaters Resources is unable to obtain CCPs or if it experiences a delay in the delivery of high value CCPs, Headwaters Resources may be forced to incur significant unanticipated expenses to secure alternative sources or to otherwise maintain supply to its customers. Moreover, its revenues could be adversely affected if these customers choose to find alternatives to Headwaters Resources products.

With our recent acquisitions of Eldorado and Tapco, Headwaters Construction Materials has grown to be a significant part of our business and our future profitability is therefore increasingly dependent upon our operations in this industry segment.

         In June 2004 we acquired Eldorado and in September 2004 we acquired Tapco. With the Eldorado and Tapco acquisitions, Headwaters Construction Materials has grown to be a significant part of our business. This segment produced $49.4 million in revenues (or approximately 13% of total revenue) for fiscal year 2003; in combination with Tapco and Eldorado, on a pro forma basis, revenues for this segment would have been $365.8 million (or approximately 51% of total pro forma revenues) for fiscal year 2003. Headwaters' future profitability therefore is highly dependent upon its ability to operate successfully in this industry segment where our operations to date have not been as significant to our total revenues.

If we do not successfully integrate Eldorado and Tapco with our existing business, we may not realize the expected benefits of the acquisitions, and the resources and attention required for successful integration may interrupt the business activities of Eldorado, Tapco and our existing business.

         There is a significant degree of difficulty and management distraction inherent in the process of integrating Eldorado and Tapco, even though other senior management continues to operate the businesses. These difficulties include integrating Eldorado and Tapco with our existing construction materials business, while maintaining the ongoing operations of each business, coordinating geographically separate organizations and developing new customers and products. Successful integration will also depend in part on our ability to retain key officers and personnel in each of our business units.

         The combination with Headwaters has resulted in the combined company having more than 3,500 employees, which substantially increased Headwaters' previous workforce of approximately 1,000 employees. Integration of these additional employees, many of whom are manufacturing plant workers, could result in various issues, including issues related to human resource benefit plans and an increase in EEOC claims and claims for workers compensation.

         As we integrate Tapco's and Eldorado's manufacturing and distribution activities, we also have increased significantly our sales and products. Headwaters has limited manufacturing experience and may not be able to resolve manufacturing issues or increase efficiencies at manufacturing plants. The integration process requires us to expand significantly our operational and financial systems, which increases the operating complexity of our information technology systems. Implementation of controls, systems and procedures may be costly and time-consuming and may not be effective.

If Headwaters cannot invest additional capital into Tapco and Eldorado, we may not be able to sustain or continue Tapco's and Eldorado's growth.

         Current levels of capital expenditures may be insufficient to support and sustain Tapco's and Eldorado's growth. Headwaters believes that an estimated $50 million of capital in its fiscal year 2005 will be required for company-wide growth and other purposes. Our senior secured credit facilities limits capital expenditures for the entire business to $50 million for fiscal year 2005.

Because Tapco's and Eldorado's markets are heavily dependent on the residential construction and remodeling market, Tapco's and Eldorado's revenues could decrease as a result of declines in construction and remodeling activity due to unexpected or severe weather, a rise in interest rates, a limit on availability of credit for homeowners or other events outside our control that impact home construction and home improvement activity.

         Tapco's and Eldorado's construction markets are seasonal and cyclical. The majority of their sales are in the residential construction market, which tends to slow down in the winter months. If there is more severe weather than normal or an increase in interest rates or a limit on availability of credit for homeowners which results in a slow down in new construction or remodeling and repair activities, there may be a negative effect on Tapco's and Eldorado's revenues if they are not able to increase market share.

Interruption of Tapco's ability to immediately ship individual or custom product orders could harm Tapco's reputation and result in lost revenues if customers turn to other sources for products.

         Tapco's construction materials business is highly dependent upon immediate shipments to contractors and distributors throughout the United States of individual orders, a large portion of which orders are manufactured upon demand to meet customer specifications. If there is significant interruption of business at any of Tapco's manufacturing plants or with Tapco's computer systems that track customer orders and production, Tapco is at risk of harming its reputation for speed and reliability with important customers and losing short-term and long-term revenues if these customers turn to other sources.

A significant increase in the price of materials used in the production of Tapco's products that cannot be passed on to customers could have a significant adverse effect on net revenue. Further, Tapco depends upon a single source for a major production material, the interruption of which would materially disrupt Tapco's ability to manufacture products and supply products to its customers, resulting in lost revenues and the potential loss of customers.

         Certain of Tapco's products, which provided approximately 70% of Tapco's revenues for the fiscal year ended October 31, 2003, are manufactured from polypropylene which material is sold to Tapco by a single supplier. The price of polypropylene is primarily a function of manufacturing capacity, demand and the prices of petrochemical feedstocks, crude oil and natural gas liquids. Historically, the market price of polypropylene has fluctuated. A significant increase in the price of polypropylene that cannot be passed on to customers could have a significant adverse effect on net revenue. There is no longterm contract with Tapco's polypropylene supplier. Tapco does not currently maintain large inventories of polypropylene and alternative sources meeting Tapco's requirements could be difficult to arrange in the short term. Therefore, Tapco's manufacturing and ability to provide products to its customers could be materially disrupted if this supply of polypropylene was interrupted for any reason. Such an interruption and the resulting inability to supply Tapco's customers with products could adversely impact Tapco's revenues and potentially Headwaters' relationships with Tapco's customers.

Tapco's revenues would be materially adversely affected if it lost one or both of its two major customers.

         Two of Tapco's customers together accounted for approximately 25% of its revenues in its fiscal year ended October 31, 2003. There are no long-term contracts in place with these customers. Accordingly, any loss of or decrease in demand from these customers would have a material adverse effect on Tapco's business.

HTI's technologies may not be commercially developed and marketed profitably, which could affect our future profitability.

         Although HTI has developed and patented several technologies, commercialization of these technologies is in initial stages. Market acceptance of these technologies will depend on our ability to enter into agreements with licensees or joint venturers to further develop and provide adequate funding to commercialize the technologies. We may not be able to enter into these agreements and adequate funding may not be available to fully develop and successfully commercialize its technologies. Further, we may not be able to market profitably HTI's technologies.

HTI will conduct business in China, where intellectual property and other laws, as well as business conditions, may leave our intellectual property, products and technologies vulnerable to duplication by competitors and create uncertainties as to our legal rights against such competitors' actions.

         HTI has and is expected to continue to license or otherwise make its technology, including its nanotechnology and coal liquefaction technology, available to entities in China. There is the risk that foreign intellectual property laws will not protect our intellectual property to the same extent as under United States laws, leaving us vulnerable to competitors who may attempt to copy our products, processes or technologies. Further, the legal system of China is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. As these laws, regulations and legal requirements are relatively new and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. These uncertainties could limit the legal protection or recourse available to us. In addition, dependence on foreign licenses and conducting foreign operations may subject us to increased risk from political change, ownership issues or repatriation or currency exchange concerns.

We operate in industries subject to significant environmental regulation, and compliance with and changes in regulation could add significantly to the costs of conducting business.

         The coal-based solid synthetic fuel operations of Headwaters and its licensees are subject to federal, state and local environmental regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of waste products, which add to the costs of doing business and expose Headwaters to potential fines for non-compliance. If the costs of environmental compliance increase for any reason, we may not be able to pass on these costs to customers. In order to establish and operate the synthetic fuel plants, power plants and operations to collect and transport CCPs and bottom ash, we, our licensees and customers have obtained various state and local permits and must comply with processes and procedures that have been approved by regulatory authorities. Any failure to comply could result in the issuance of substantial fines and penalties and cause us to incur environmental liabilities.

         Certain Eldorado and Tapco manufacturing operations are also subject to environmental regulations and permit requirements. If Eldorado and Tapco cannot obtain additional required environmental permits for their manufacturing facilities in a timely manner or at all, they may be subject to additional costs and/or fines.

         HTI's ordinary course of business requires using its facilities to perform research and development activities involving coal, oil, chemicals and energy technologies, including liquefaction of coal. As a result, petroleum and other hazardous materials have been and are present in and on HTI's properties. Regulatory noncompliance or accidental discharges, in spite of safeguards, could create an environmental liability. Therefore our operations entail risk of environmental damage, and we could incur liabilities in the future arising from the discharge of pollutants into the environment or from waste disposal practices.

We are involved in litigation and claims for which we incur significant costs and are exposed to significant liability.

         We are a party to some significant legal proceedings and are subject to potential claims regarding operation of our business. These proceedings will require that we incur substantial costs, including attorneys' fees, managerial time and other personnel resources and costs in pursuing resolution, and adverse resolution of these proceedings could hurt our reputation. With respect to the still pending cases referred to in our Annual Report on Form 10-K for the year ended September 30, 2004, the following amount of damages are being sought by the counter parties:

         o     Boynton:    Boynton seeks declaratory relief as well as
                           approximate compensatory damages between $15 million
                           and $25 million and punitive damages;
         o     AGTC:       AGTC claims approximate damages between $520,000 and
                           $14 million;
         o     AJG:        AJG seeks compensatory damages in the approximate
                           amount of $71 million and punitive damages;
         o     McEwan:     McEwan seeks declaratory relief as well as
                           compensatory damages in the approximate amount of $2.75 million and punitive damages.

         Headwaters has ongoing litigation and claims incurred during the normal course of business, including the items referred to above. Headwaters intends to vigorously defend and/or pursue its rights in these actions. We do not currently believe that the outcome of these actions will have a material adverse effect on Headwaters' operations, cash flows or financial position; however, it is possible that a change in the estimates of probable liability could occur, and the change could be significant.

We have significant competition in our industries which may cause demand for our products and services to decrease.

         Headwaters experiences significant competition in all of its segments and geographic regions. A failure to compete effectively or increased competition could lead to price cuts, reduced gross margins and loss of market share, which could decrease our profitability. Many of our competitors have greater financial, management and other resources than Headwaters and may be able to take advantage of acquisitions and other opportunities more readily. In certain instances Headwaters must compete on the basis of superior products and services rather than price, thereby increasing the costs of marketing its services to remain competitive.

         Headwaters Energy Services competes with other companies possessing technologies to produce coal-based solid synthetic fuels and companies that produce chemical reagents. It also experiences competition from traditional coal and fuel suppliers and companies involved with natural resources, in addition to those companies that specialize in the use and upgrading of industrial byproducts. These companies may have greater financial, management and other resources than Headwaters has and may develop superior, or more cost-effective technologies.
  This could result in a decrease in market share and therefore revenues.

         Headwaters Resources has substantial competition in two main areas: obtaining CCP management contracts with utility and other industrial companies; and marketing CCPs and related industrial materials. There are many local, regional and national companies that compete for market share in these areas with similar products and with numerous other substitute products. Although Headwaters Resources typically has long-term CCP management contracts with its clients, some of such contracts provide for the termination of such contracts at the convenience of the utility company upon a minimum 90-day notice. Moreover, certain of Headwaters Resources' most significant regional CCP competitors appear to be seeking a broader national presence, and some of these competitors have substantially greater resources than Headwaters and Headwaters Resources.

If they were to begin to compete in the national market, or in regions where they currently do not have operations, Headwaters Resources' could lose market share and associated revenues.

         Headwaters Construction Materials competes against numerous national and regional manufacturers, some of which are significantly larger than Headwaters and may have greater financial, manufacturing and distribution resources than Headwaters.

         For the HTI business, many of the world's major chemical companies are devoting significant resources to researching and developing nanocatalysts and catalytic processes. These companies have greater financial, management and other resources than does Headwaters.

Our business strategy to diversify and grow through acquisitions may result in integration costs, failures and dilution to existing stockholders.

         An important business strategy of Headwaters is diversification and growth through acquisitions. Our ability to successfully implement our strategy is subject to a number of risks, including difficulties in identifying acceptable acquisition candidates, consummating acquisitions on favorable terms and obtaining adequate financing, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. In addition, if we consummate acquisitions through an exchange of our securities, our existing stockholders could suffer dilution. Successful management and integration of acquisitions are subject to a number of risks, including difficulties in assimilating acquired operations, including loss of key employees, diversion of management's attention from core business operations, assumption of contingent liabilities and incurrence of potentially significant write-offs. This strategy may not improve our operating results and acquisitions may have a dilutive effect on existing stockholders.

If our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act are not adequate, our reputation could be harmed and we could be subject to regulatory scrutiny, civil or criminal penalties or stockholder litigation.

         Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending September 30, 2005. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires that our independent auditors report on management's evaluation of our system of internal controls. Headwaters is in the process of documenting and testing its system of internal controls to provide the basis for its report. Further, the growth and diversification of our business through acquisitions complicates the process of developing, documenting and testing internal controls. At this time, due to the ongoing evaluation and testing, no assurance can be given that there may not be significant deficiencies or material weaknesses that would be required to be reported.

If we are unable to manage the growth of our business successfully, our revenues and business prospects could suffer.

         We have experienced significant growth recently, both internally and through acquisitions. We may not be able to successfully manage the increased scope of our operations or a significantly larger and more geographically diverse workforce as we expand. Any failure to successfully manage growth could harm our business and financial results. Additionally, growth increases the demands on our management, our internal systems, procedures and controls. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial and other systems, procedures and controls, which will increase our costs and may reduce our profitability. We may be unable to successfully implement improvements to our information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Unauthorized use of or infringement claims regarding our proprietary intellectual property could adversely affect our ability to conduct our business.

         We rely primarily on a combination of trade secrets, patents, copyright and trademark laws and confidentiality procedures to protect our intellectual property. Despite these precautions, unauthorized third parties may misappropriate, infringe upon, copy or reverse engineer portions of our technology. We do not know if current or future patent applications will be issued with the scope of the claims sought, if at all, or whether any patents issued will be challenged or invalidated. Our business could be harmed if we infringe upon the intellectual property rights of others. We have been, and may be in the future, notified that we may be infringing intellectual property rights possessed by third parties. If any such claims are asserted against us, we may seek to enter into royalty or licensing arrangements. There is a risk in these situations that no license will be available or that a license will not be available on reasonable terms, precluding our use of the applicable technology. Alternatively, we may decide to litigate such claims or attempt to design around the patented technology. To date, while no single patent or trademark is material to our business and the issues described in this paragraph have not resulted in significant cost or had an adverse impact on our business, future actions could be costly and would divert the efforts and attention of our management and technical personnel.

Our highly leveraged capital structure affects our flexibility in responding to changing business and economic conditions and results in high interest costs.

         As of September 30, 2004, we had approximately $973 million of total debt outstanding, including $790 million of senior indebtedness under our senior secured credit facilities and $172.5 million of the notes. See "Senior Secured Financing." Subject to restrictions in our senior secured credit facility, we may also incur significant amounts of additional debt for working capital, capital expenditures and other purposes. Our combined debt total could have important consequences, including the following:

         o we may have difficulty borrowing money for working capital, capital expenditures, acquisitions or other purposes because of our existing debt load and because our borrowings are secured by all of our assets;

         o we will need to use a large portion of our cash flow to pay interest and the required principal payments on our debt, which will reduce the amount of money available to finance our operations, capital expenditures and other activities; and

         o our senior secured credit facilities have a variable rate of interest, which exposes us to the risk of increased interest rates.

         Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive.

Covenant restrictions under our senior secured credit facility may limit our ability to operate our business in a manner required to sustain profitability and generate growth.

         Our senior secured credit facilities, contain, among other things, covenants that may restrict our ability to finance future operations or capital needs, to acquire additional businesses or to engage in other business activities. The senior secured credit facilities require approval for new acquisitions funded with aggregate cash consideration in excess of $30 million per year and $50 million in the aggregate until such time as our debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio is reduced to a specified amount. In addition, our senior secured credit facilities set forth covenants requiring us to maintain specified financial ratios and satisfy certain financial condition tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants could result in a default under our senior secured credit facilities, in which event our lenders could elect to declare all amounts outstanding to be immediately due and payable. If we are not able to repay our obligations when they become due or are accelerated, the lenders could foreclose on our assets. The indenture for the notes does not restrict the amount of indebtedness, including senior indebtedness, that we may incur.

Risks Related to the Notes and our Common Stock

The notes are subordinated in right of payment to our existing and future senior indebtedness and are structurally subordinated to all indebtedness and other liabilities of our subsidiaries so we may not have sufficient assets to pay any or all amounts due on the notes after paying our senior indebtedness in full.

         The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness. As of September 30, 2004, we had approximately $790 million of senior indebtedness outstanding. Because the notes are subordinated to our senior indebtedness, in the event of (1) our liquidation or insolvency, (2) a payment default on specified types of our senior indebtedness (as defined in "Description of Notes-Subordination of Notes"), (3) a covenant default on our senior indebtedness entitling holders of senior indebtedness to accelerate that indebtedness or (4) acceleration of the notes, we will be limited in our ability to make payment on the notes until after our senior indebtedness has been paid in full. After paying our senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes. The indenture for the notes does not restrict the amount of indebtedness, including senior indebtedness, that we may incur.

         In addition, the notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. At September 30, 2004, our subsidiaries had approximately $75 million of indebtedness and other liabilities outstanding. The indenture for the notes does not restrict the amount of indebtedness or other liabilities that our subsidiaries may incur. We expect from time to time to incur additional indebtedness and other liabilities, which could affect our ability to pay our obligations under the notes. See "Description of Notes-Subordination of Notes."

There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.

         The notes are a new issue of securities for which there currently is no trading market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading on The Nasdaq Stock Market. The initial purchasers advised us at the time of the offering of the notes that they intend to make a market in the notes, but they are not obligated to do so, and if they do make a market in the notes they may stop at any time. A market may not develop for the notes and you may not be able to sell your notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the trading price for our common stock, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. Such a market, if any, for the notes may suffer from similar disruptions and disruptions may adversely affect the prices at which you may sell your notes.

We may not have the ability to raise the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture, which would result in a default under our indenture which in turn might constitute a default under the terms of our other indebtedness, causing much or all of our indebtedness to become due simultaneously when we are unable to pay it.

         On June 1, 2011, or in the event of a "designated event" under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, including liquidated damages, if any, to, but excluding, the repurchase date. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the repurchase of the notes under certain circumstances, or may provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such consent or refinance the debt, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness, causing much or all of our indebtedness to become due simultaneously when we are unable to pay it.

The price of our common stock historically has been volatile. This volatility may make it difficult for you to resell the notes or the common stock into which the notes are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

         The market price for our common stock has varied between a high of $32.02 and a low of $14.78 per share in the year ended September 30, 2004. This volatility may make it difficult for you to resell the notes or the common stock into which the notes are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in "Risk Factors;" variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts' estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

         In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

         In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our common stock.

         In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of September 30, 2004, we had outstanding approximately 33,774,000 shares of our common stock and options to purchase approximately 3,802,000 shares of our common stock (of which approximately 1,821,000 were exercisable as of that date). The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

Our reported diluted earnings per share will have to be restated and decreased due to a change in accounting guidance. This change could depress the price of our common stock.

         The Emerging Issues Task Force reached a final consensus on Issue 04-08, "The Effect of Contingently Convertible Debt on Earnings Per Share." Under previous interpretations of FASB Statement No. 128, "Earnings Per Share," we exclude the potential common shares underlying the notes from the calculation of diluted earnings per share until such time as the contingent conversion features are met. The Task Force reached a conclusion that the contingently issuable shares guidance in Statement No. 128 does not apply to convertible debt with a market price trigger. As a result, the dilutive effect of contingently convertible debt would be included in the calculation of diluted earnings per share immediately upon issuance of the debt instrument. Under the Task Force's conclusion, as we understand it, we will be required, for periods ending after December 15, 2004, to retroactively restate diluted earnings per share to include the effect of our contingently convertible debt from the issuance date forward, as if it was already converted. This restatement, which would have the effect of reducing our diluted earnings per share, may depress the price of our common stock. The expected impact of the restatement on our diluted earnings per share for the fiscal year ended September 30, 2004 is approximateley $0.07 per share; however, the Company's contingently covertible debt has been outstanding only since June 2, 2004 so the impact on 2004 is not representative of the potential effect for an entire year.

If the trading prices of our common stock decrease, the trading prices of our notes may similarly decrease.

         The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events, which may adversely affect the trading price of the notes.

         The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under "Description of Notes-Conversion of Notes-Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common shares for cash, that may adversely affect the trading price of the notes or the common shares.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

         The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of Headwaters common stock could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

         If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but if you subsequently convert your notes to common stock you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

United States federal income tax consequences of owning the notes may adversely affect certain investors.

         Under the indenture governing the notes, we will agree, and by acceptance of a beneficial interest in a note each holder will have deemed to have agreed, to treat the note as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments.

         Consequently, despite some uncertainty as to the proper application of such regulations, the notes will be treated as issued with original issue discount for United States federal income tax purposes, and you will be required to include such original issue discount in your income as it accrues at a constant rate of 8.00% per year (subject to certain adjustments), compounded semi-annually, which represents the yield on our comparable non contingent, non-convertible, fixed rate debt instruments with terms and conditions otherwise similar to the notes. The amount of original issue discount required to be included by you in income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual regular interest payments and accruals and any contingent interest payments) in that year.

         You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note will be treated as ordinary interest income;

any loss will be ordinary loss to the extent of original issue discount previously included in income, and thereafter as capital loss. A discussion of the United States federal income tax consequences of ownership of the notes is contained in this prospectus under the heading "Material United States Federal Income Tax Considerations."

         You are strongly urged to consult your tax advisor as to the U.S. federal, state, local, non-U.S. or other tax consequences of acquiring, owning, and disposing of the notes.

We have never paid dividends and do not anticipate paying any dividends on our common stock in the future, so any short-term return on your investment will depend on the market price of our capital stock.

         We currently intend to retain any earnings to finance our operations and growth. The terms and conditions of our senior secured credit facility restrict and limit payments or distributions in respect of our capital stock.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

         We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, including the adoption of a "poison pill," which could be used defensively if a takeover is threatened. The ability of our board of directors to create and issue a new series of preferred stock and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Forward-looking statements include our expectations as to the managing and marketing of coal combustion products and expansion of their commercial use; operations of facilities utilizing alternative fuel technologies; the marketing of alternative fuels; the availability of tax credits; the availability of feed stocks; the receipt of licensing fees, royalties, and product sales revenues; our ability to leverage our business units' complementary distribution systems; our ability to integrate acquired companies; our ability to successfully implement improvements in manufacturing systems; the availability of raw materials for our products; the development, commercialization, and financing of new technologies and products and other strategic business opportunities and acquisitions, including, without limitation, other information about our company and each of our business units. Actual results may vary materially from such expectations. Words such as "expects," "anticipates," "targets," "goals," "projects," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking. For a discussion of the factors that could cause actual results to differ from expectations, please see the risk factors contained in our filing on Form 10-K for the year ended September 30, 2004, and all other information contained in and incorporated by reference in this Prospectus. There can be no assurance that our results of operations will not be adversely affected by such factors. Unless legally required, we undertake no obligation to revise or update any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the applicable report.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                           PROCEEDS FROM THE OFFERING

         We will not receive any proceeds from the sale of the notes or shares of common stock offered by this prospectus. All proceeds from the sale of the notes or the shares will be for the benefit of the selling securityholders. See "Selling Securityholders" and "Plan of Distribution" below.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                              Year Ended September 30,          Nine Months
                                              ------------------------        Ended June 30,
                                                                              --------------
                                     1999    2000    2001      2002     2003      2004
                                     ----    ----    ----      ----     ----      ----
Ratio of earnings to fixed charges   N/A     2.23    41.53    65.38     4.51      6.26

         The ratio of earnings to fixed charges is computed by dividing pre-tax income (loss) from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges and less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts, and capitalized expenses related to indebtedness, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus preferred equity dividends. Earnings were insufficient to cover fixed charges for the year ended September 30, 1999 by approximately $28.4 million.


                            SENIOR SECURED FINANCING

         Headwaters financed its acquisition of Tapco with borrowings under new $850 million senior secured credit facilities. These facilities are senior in right of payment to the notes. The $850 million senior secured credit facilities (the "Credit Facilities") consists of a Credit Agreement ("Credit Agreement") dated September 8, 2004, and a Second Lien Credit Agreement ("Second Lien Credit Agreement"), dated as of September 8, 2004. The Credit Agreement consists of a $60 million revolving credit facility (the "Revolver") and a $640 million first lien term loan (the "1st Lien Term Loan"). The Second Lien Credit Agreement consists of a $150 million second lien term loan ("2nd Lien Term Loan"). There are no amounts drawn on the Revolver, but it will be available for Headwaters' future working capital and general corporate purposes. As of November 30, 2004, the Revolver also backed up $588,000 in outstanding letters of credit issued by Headwaters and its subsidiaries.

         All obligations under the Credit Facilities are unconditionally guaranteed by Headwaters' direct and indirect wholly-owned subsidiaries, subject to certain exceptions. The Credit Facilities are secured by perfected first and second priority liens and security interests in all shares of capital stock and inter-company debt of Headwaters and its subsidiaries and all material present and future property and assets of Headwaters and its wholly-owned subsidiaries, subject to certain exceptions.

         The Revolver bears interest, at Headwaters' option, at either the London Interbank Offered Rate ("LIBOR") plus an assumed margin ranging from 1.75% to 2.5%, or the Base Rate plus an assumed margin ranging from minus 0.75% to plus 1.50%. The fees for the unused commitments for the Revolver range from 0.50% to 0.75%. The margins and the commitment fees are determined quarterly in accordance with a defined rate spread based upon the ratio (the "Total Leverage Ratio") of Headwaters' average total funded indebtedness for the preceding four quarters to earnings before interest, taxes, depreciation, depletion and amortization ("EBITDA") for the twelve months ended on the last day of the most recent calendar quarter. The 1st Lien Term Loan bears interest, at Headwaters' option, at either (a) LIBOR plus a margin of 3.00% if the Total Leverage Ratio is less than or equal to 3.75:1.00 and if not, at LIBOR plus a margin of 3.25%; or (b) the Base Rate (defined below) plus a margin of 2.00% if the Total Leverage Ratio is less than or equal to 3.75:1.00 and if not, at the Base Rate plus a margin of 2.25%. The 2nd Lien Term Loan bears interest, at Headwaters' option, at either LIBOR plus an assumed margin of 5.50% or the Base Rate plus an assumed margin of 4.50%. Base Rate is the higher of the rate announced by Morgan Stanley Senior Funding and the overnight rate charged by the Federal Reserve Bank of New York plus 0.50%.

         Amounts outstanding under the Revolving Credit Facility shall be repaid in full by September 8, 2009. The Lenders may accelerate the maturity of the term loans and the Revolver if an event of default, as defined under the Credit Agreement and Second Lien Credit Agreement, as applicable, occurs. The 1st Lien Term Loan shall be repaid in full by April 30, 2011, subject to amortization of 27 quarterly payments due in November, February, May and August, consisting of $12 million for each of the first 12 payments, $4 million for each of the second 12 payments, and $149,333,333 for each of the last three payments. The 2nd Lien Term Loan shall be repaid in full by September 1, 2012. Borrowings under the 1st Lien Term Loan and the 2nd Lien Term Loan may not be re-borrowed once repaid. There are mandatory prepayments of the 1st Lien Term Loan in the event of certain asset sales and debt and equity issuances and from excess cash flow. Optional prepayments on the 1st Lien Term Loan are permitted without penalty or premium. Optional prepayments on the 2nd Lien Term Loan are limited to an aggregate of $50 million until September 2006. Headwaters will pay a premium of 3% on all optional prepayments on the 2nd Lien Term Loan made during the first year, 2% on all optional prepayments during the second year, and 1% on all optional prepayments made on such loans between the second and third years after closing.

         The 1st Lien Term Loan and the Revolver are subject to financial covenants, including

         o a maximum Total Leverage Ratio and a maximum ratio of consolidated senior funded indebtedness minus subordinated indebtedness to EBITDA ("Senior Leverage Ratio"), in accordance with the following schedule:

                  For each four fiscal quarter
                  period ended:                     Total Leverage Ratio       Senior Leverage Ratio
                  -------------                     --------------------       ---------------------
                  September 30, 2004 through
                  December 31, 2004                    5.00:1.00                     4.00:1.00

                  March 31, 2005 through
                  June 30, 2005                        4.75:1.00                     3.75:1.00

                  September 30, 2005 through
                  December 31, 2005                    4.50:1.00                     3.50:1.00

                  March 31, 2006 through
                  June 30, 2006                        4.25:1.00                     3.25:1.00

                  September 30, 2006                   4.00:1.00                     3.00:1.00

                  December 31, 2006 through
                  September 30, 2009                   3.75:1.00                     2.75:1.00

                  December 31, 2009 through
                  the Maturity Date                    3.50:1.00                     2.50:1.00

         o a minimum ratio of EBITDA plus rent payments for the four preceding fiscal quarters to scheduled payments of principal and interest on all indebtedness for the next four fiscal quarters of 1.10:1.00 before September 30, 2006 and 1.25:1.00 after September 30, 2006.

In addition, there are customary negative and affirmative covenants, including limitations on additional indebtedness; repurchasing capital stock; capital expenditures limited to $50 million in 2004 and increasing to $60 million in 2011; mergers, acquisitions and partnerships; dividends and other restricted payments; and asset sales and sale-leaseback transactions. Acquisitions will be limited to $50 million each fiscal year, of which the cash consideration may not exceed $30 million, unless the Total Leverage Ratio is less than or equal to 3.50:1:00, after giving effect to an acquisition, in which case the foregoing limitation does not apply. The 2nd Lien Term Loan is subject to separate customary covenants, not more onerous than those to which the 1st Lien Term Loan and the Revolver are subject, including (i) restrictions on indebtedness, contingent obligations, dividends, affiliate transactions, liens, sale and leaseback transactions, asset sales, mergers and acquisitions, and investments, and (ii) a maximum Total Leverage Ratio of 5.5:1.00 in 2004, 5.0:1.00 in 2005 to 4.50:1:00 in 2006.

                              DESCRIPTION OF NOTES

         We issued the notes under a contract called an indenture dated as of June 1, 2004, between Headwaters, as issuer, and Wells Fargo Bank, N.A., as trustee. The following description describes the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety. You may request copies of these documents at our address shown under the caption "Documents Incorporated by Reference." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

         As used in this "Description of Notes" section, references to "Headwaters," "we," "our" or "us" refer solely to Headwaters Incorporated and not to our subsidiaries.

General

         The notes are our direct, unsecured, senior subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness (see "Senior Secured Financing" for a description of our Credit Facilities which are senior to the notes), equal in priority with any of our future unsecured, senior subordinated indebtedness and senior in right of payment to any unsecured subordinated indebtedness that we may incur in the future. The notes are effectively junior to our subsidiaries' indebtedness and other liabilities, including trade payables. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "--Subordination of Notes." The notes are convertible into common stock upon certain conditions, as described under "--Conversion of Notes."

         We issued $172,500,000 in aggregate principal amount of notes. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on June 1, 2016 unless earlier converted, redeemed or repurchased. We may from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

         Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, making investments, incurring debt, including senior indebtedness, granting liens or mortgages, or issuing or repurchasing our securities.

         You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "--Repurchase at Option of the Holder" and "--Repurchase at Option of the Holder Upon a Designated Event."

         Under the indenture we agree, and by acceptance of a beneficial interest in the notes each beneficial owner of the notes is deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the notes as a contingent payment. However, the characterization of instruments such as the notes and the application of such regulations is uncertain in several respects. See "Material United States Federal Income Tax Considerations."

         The notes bear interest at a rate of 2?% per annum. We will pay interest on June 1 and December 1 of each year, beginning December 1, 2004, to securityholders at the close of business on the preceding May 15 and November 15, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, falls after a record date and prior to the corresponding interest payment date. Interest will accrue from June 1, 2004 or from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under "--Contingent Interest." Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

         We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of principal and interest, and for the presentation of notes for conversion, registration of transfer or exchange for other denominations which shall initially be an office or agency of the trustee. We may pay interest either:

         o by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

         o        by transfer to an account maintained by you in the United
                  States.

         However, payments on the global note will be made to The Depository Trust Company, New York, New York, which we refer to as DTC, by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

         You may convert any of your notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

         o        upon satisfaction of a market price condition;

         o        upon a credit ratings event;

         o        upon satisfaction of a trading price condition;

         o        upon notice of redemption; or

         o        upon specified corporate transactions.

         The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is
33.3333 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of $30.00 per share.

         If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to repurchase your notes other than upon a designated event, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. Upon conversion of a note, the holder will not receive any cash payment of interest, including contingent interest and liquidated damages, if any, (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay:

         o        the principal amount of the note; and

         o accrued but unpaid interest, including contingent interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date.

         As a result, accrued but unpaid interest, including contingent interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

         Notwithstanding the preceding two paragraphs, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and liquidated damages, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest and liquidated damages, if any, payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) if we have specified a purchase date following a designated event that is during such period or (3) only to the extent overdue interest, overdue contingent interest or overdue liquidated damages, if any, exists at the time of conversion with respect to such note.

         Conversion Upon Satisfaction of Market Price Condition

         Prior to June 1, 2011, you may surrender your note for conversion into our common stock during any calendar quarter commencing after June 30, 2004 if the closing sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter. If the specified threshold is met, the notes will thereafter be convertible at any time at the option of the holder prior to the close of business on the maturity date.

         At any time on or after June 1, 2011, you may also surrender your note for conversion into our common stock, if, on any date, the closing sale price of our common stock exceeds 130% of the then current conversion price. If the specified threshold is met, the notes will thereafter be convertible at any time at the option of the holder prior to the close of business on the maturity date.

         The "closing sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq Stock Market or by the National Quotation Bureau Incorporated. In the absence of such a quotation or reporting, we will determine the closing sale price on a basis we consider appropriate, and such determination shall be conclusive. The "conversion price" as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of a note.

         "Trading day" means a day during which trading in securities occurs on The Nasdaq Stock Market or, if the common stock is not quoted on The Nasdaq Stock Market, on the principal national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed on a national or regional securities exchange, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

         Conversion Upon Credit Ratings Event

         You may surrender any and all of your notes for conversion into our common stock prior to close of business on the maturity date (1) during any period in which the credit rating assigned to the notes by Standard & Poor's or Moody's (or any successors to these entities) is three or more rating subcategories below the initial credit rating assigned by Standard & Poor's or Moody's, if Standard & Poor's and/or Moody's rates the notes or (2) if either Standard & Poor's or Moody's no longer rates the notes, or if either of these rating agencies suspends or withdraws the rating assigned to the notes, and immediately prior to such termination, suspension or withdrawal of rating the notes were rated by Standard & Poor's or Moody's, as the case may be. We are under no obligation to obtain a rating for the notes from Standard & Poor's or Moody's and currently do not intend to seek to obtain any such rating.

         Conversion Upon Satisfaction of Trading Price Condition

         Prior to the close of business on the maturity date, you may surrender your notes for conversion into our common stock during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time; provided, however, you may not convert your notes in reliance on this provision if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 130% of the then current conversion price of the notes.

         The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the "closing sale price" of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

         In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

         Conversion Upon Notice of Redemption

         If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

         Conversion Upon Specified Corporate Transactions

         If we elect to:

         o distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 45 days, our common stock at less than the current market price at the time of distribution (measured by averaging the closing prices for the 10 preceding trading days); or

         o distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

         In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a designated event, you can require us to redeem all or a portion of your notes as described under "--Repurchase at Option of the Holder Upon a Designated Event."

         Conversion Procedures

         To convert an interest in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program and comply with the last four items listed below. To convert a definitive note, you must:

         o complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

         o        surrender the note to the conversion agent;

         o if required, furnish appropriate endorsements and transfer documents;

         o        if required, pay all transfer or similar taxes; and

         o if required, pay funds equal to interest, including contingent interest and liquidated damages, if any, payable on the next interest payment date.

         The date you comply with these requirements is the conversion date under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. You will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until any conversion is effective.

         We will adjust the conversion rate if any of the following events occurs:

         o we issue common stock as a dividend or distribution on our common stock;

         o we issue to all holders of common stock certain rights or warrants to purchase our common stock;

         o        we subdivide or combine our common stock;

         o we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

         o        rights or warrants specified above; and

         o        dividends or distributions specified above.

         If we distribute to all holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then, unless we distribute such capital stock or similar equity interests to holders of notes in such distribution, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the ten trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

         If we distribute to all holders of our common stock cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the amount of the distribution per share. "Current market price" shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex" date with respect to the distribution requiring such computation. For purpose of this paragraph, the term "ex" date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

         o we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

         To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

         In the event of:

         o        any reclassification of our common stock;

         o        a consolidation, merger or combination involving us; or

         o a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

         You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Material United States Federal Income Tax Considerations."

         We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Material United States Federal Income Tax Considerations."

         Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

         Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes during any six-month period from June 1 to November 30 and from December 1 to May 31, with the initial six-month period commencing June 1, 2011, if the average trading price of the notes, determined as set forth above under "--Conversion of Notes--Conversion Upon Satisfaction of Trading Price Condition", for the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes.

         During any period when contingent interest shall be payable, the contingent interest payable per note will equal 0.40% of the average trading price of the notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments, if any, on the interest payment dates for the notes.

         We will notify the noteholders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Redemption by Headwaters

         We may redeem all or any portion of the notes at any time on or after June 1, 2007 and prior to June 4, 2011 upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including liquidated damages, if any, and the "make whole" payment described below, if the closing sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

         If we redeem notes as described above on or after June 1, 2007 and prior to June 4, 2011, we will make a "make whole" payment in cash, shares of our common stock or a combination thereof, at our option, equal to the present value of all remaining scheduled payments of interest on the notes to be redeemed through June 1, 2011. The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield. "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to June 1, 2011; provided, however, that if the then remaining term to June 1, 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to June 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The number of shares of common stock a holder will receive will equal the amount of the make whole payment to be paid in shares, divided by 97.5% of the average of the trading prices of our common stock for the five trading days immediately preceding and including the third day prior to the date of the provisional redemption. However, we may not pay you in common stock unless we satisfy certain conditions described in the indenture. We must make these "make whole" payments on all notes called for redemption prior to June 4, 2011, including notes converted after the date we mailed the notice.

         We may redeem any portion of the notes at any time on or after June 4, 2011 upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, for cash at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but not including, the redemption date. If the redemption date falls after a record date but on or prior to the next succeeding interest payment date, then, notwithstanding the preceding sentence, we will pay the full amount of accrued and unpaid interest, including contingent interest and liquidated damages, if any, on such interest payment date to the holder of record on the close of business on the corresponding record date.

         No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

         We or a third party may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we or a third party purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the initial purchasers, be re-issued or resold or may, at our or such third party's option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

         If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

         We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

         You have the right to require us to repurchase all or a portion of the notes on June 1, 2011. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

         The repurchase price payable for a note will be equal to 100% of the principal amount, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the repurchase date.

         We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

         The repurchase notice given by you must state:

         o if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

         o the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

         o that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

         You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

         o        the principal amount of the withdrawn notes;

         o if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

         o the principal amount, if any, which remains subject to the repurchase notice.

         Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note as of the repurchase date, then, on and after the repurchase date:

         o        the note will cease to be outstanding;

         o interest, including liquidated damages, if any, will cease to accrue; and

         o all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

         Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

         We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

         Repurchase at Option of the Holder Upon a Designated Event

         If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

         We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the repurchase date. If the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, including contingent interest and liquidated damages, if any, on such interest payment date to the record holder on the close of business on the relevant record date.

         We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the second business day immediately preceding the 30th day after the date of our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

         A "designated event" will be deemed to have occurred upon a fundamental change or a termination of trading.

         A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock, depositary receipts, ordinary shares or other certificates representing equity interests that:

         o are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

         o are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

         A "termination of trading" will be deemed to have occurred if our common stock (or other common stock, depositary receipts, ordinary shares or other certificates representing common equity interests into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

         We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

         These designated event repurchase rights could discourage a potential acquirer of Headwaters. However, this designated event repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of antitakeover provisions. The term "designated event" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

         We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a designated event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture may limit or prohibit payments to the holders of the notes.

Subordination of Notes

         Payment on the notes is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

         Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution (except that holders of notes may receive and retain permitted junior securities and payments made from a defeasance trust established prior to any defaults in accordance with the terms of the indenture). We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

         We may not make any payment on the notes (except that holders of notes may receive and retain permitted junior securities and payments made from a defeasance trust established prior to any defaults in accordance with the terms of the indenture) if:

         o a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

         o a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

         We may resume payments and distributions on the notes:

         o in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

         o in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

         No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

         If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions of the notes, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness as their interests may appear.

         Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

         The notes are exclusively our obligations. A substantial portion of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available for any payment on the notes. Our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries and we may be unable to access that cash. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. Further, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

         Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

         The term "senior indebtedness" is defined in the indenture and includes all amounts owing under our senior secured credit agreement dated March 31, 2004, as amended June 23, 2004, among ourselves, the lenders named therein and Bank One, NA, as administrative agent, which we refer to as our senior secured credit agreement and all principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

         o any indebtedness that by its express terms is pari passu with or junior to the notes; or

         o any indebtedness we owe to any of our majority-owned subsidiaries (except indebtedness pledged as security for senior indebtedness of any such subsidiary); or

         o        the notes.

         The term "permitted junior securities" means equity interests in Headwaters, or debt securities that are subordinated to all senior indebtedness and any debt securities issued in exchange for senior indebtedness to the same extent as, or to a greater extent than, the notes are subordinated to senior indebtedness under the indenture.

         The term "indebtedness" is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

         The term "designated senior indebtedness" is defined in the indenture and includes, in general terms, our senior secured credit agreement and any senior indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

         As of June 30, 2004, we had approximately $48.8 million of senior indebtedness outstanding and our subsidiaries had $40.8 million of indebtedness and other liabilities outstanding. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

         We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by Headwaters

         The indenture will provide that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

         o we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

         o the successor person, if other than us, assumes all of our obligations under the notes and the indenture; and

         o we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

         The following will be events of default under the indenture:

         o we fail to pay principal when due upon redemption or otherwise on the notes (whether or not prohibited by the provisions described under "Subordination of Notes" above);

         o we fail to pay any interest, including contingent interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days (whether or not prohibited by the provisions described under "Subordination of Notes" above);

         o we fail to perform our obligation to provide a notice of a designated event within 15 days after it has occurred;

         o we fail to perform or observe any of the covenants in the indenture for 60 days after notice from the trustee or holders of at least 25% in principal amount of outstanding notes; or

         o certain events involving our bankruptcy, insolvency or reorganization.

         The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest, including contingent interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

         If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, and accrued interest, including contingent interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, and accrued interest, including contingent interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest and liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be canceled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

         Payments of principal and accrued interest, including contingent interest and liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

         The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

         No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, or interest on the notes, unless:

         o the holder has given the trustee written notice of an event of default;

         o the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

         o the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

         o the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

         The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

         o        extend the fixed maturity of any note;

         o reduce the rate or extend the time for payment of interest, including contingent interest, or liquidated damages of any note;

         o        reduce the principal amount of any note;

         o reduce any amount payable upon redemption or repurchase of any note;

         o adversely change our obligation to redeem any note at the option of a holder or upon a designated event;

         o impair the right of a holder to institute suit for payment on any note;

         o`       change the currency in which any note is payable;

         o        impair the right of a holder to convert any note;

         o        reduce voting requirements under the indenture;

         o change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

         o modify the subordination provisions of the indenture in a manner adverse to holders of the notes;

         o subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture in a manner adverse to the holder; or

         o reduce the percentage of notes required for consent to any modification of the indenture.

         We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

         The notes have been issued:

         o        in fully registered form;

         o        without interest coupons; and

         o in denominations of $1,000 principal amount and integral multiples of $1,000.

         Global Note, Book-Entry Form

         Notes are evidenced by one or more global notes. We have deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         Beneficial interests in a global note may be held through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

         Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

         o not be entitled to have certificates registered in their names;

         o not receive physical delivery of certificates in definitive registered form; and

         o        not be considered holders of the global note.

         We will pay interest, including contingent interest, if any, on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

         o for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

         o for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

         o a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

         o a "clearing corporation" within the meaning of the Uniform Commercial Code; and

         o        a "clearing agency" registered pursuant to the provisions of
                  Section 17A of the Exchange Act.

         DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

         We will issue notes in definitive certificated form only if:

         o DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

         o an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

         o we have determined in our sole discretion that notes shall no longer be represented by global notes.

         The notes represented by the global securities are eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

         Restrictions on Transfer, Legends

         The notes will be subject to transfer restrictions as described below under "Transfer Restrictions" and certificates for the notes will bear a legend to this effect.

Registration Rights of the Noteholders

         We entered into a registration rights agreement with the initial purchasers of the notes. We will use our reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the date there are no longer registrable securities.

         When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

         o the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

         o the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act;

         o the sale of the registrable securities pursuant to Rule 144 under the Securities Act; or

         o        the registrable securities cease to be outstanding.

         We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

         o        exceed 45 days in any three-month period; or

         o an aggregate of 90 days for all suspensions in any 12-month period.

         Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reports.

         We will pay predetermined liquidated damages to holders on the interest payment dates for the notes in the event the prospectus included in the registration statement is unavailable for periods in excess of those permitted above. Those additional amounts will accrue until the unavailability is cured:

         o on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding for the first 90-day period immediately following the occurrence of the event and 0.50% per annum thereafter;

         o on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for the periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available.

         In no event will liquidated damages accrue at a rate per annum exceeding 0.50%.

         A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

         o        be named as a selling stockholder in the related prospectus;

         o        deliver a prospectus to purchasers; and

         o be subject to the provisions of the registration rights agreement, including indemnification provisions.

         Under the registration rights agreement we will:

         o pay all customary expenses of the shelf registration statement;

         o        provide each registered holder copies of the prospectus;

         o notify holders when the shelf registration statement has become effective; and

         o take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

         We have agreed to give notice to all holders of the effectiveness of the shelf registration statement by issuing a press release to Business Wire. In order to sell registrable securities, a holder must complete and deliver a notice and questionnaire (in substantially the form provided as Annex A) to us at least three business days prior to any intended shelf registration statement. In order to be named as a selling stockholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days of receipt, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement of which this prospectus is a part. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

         We have appointed Wells Fargo Bank, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

         The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

         The notes and the indenture are governed by, and construed in accordance with, the laws of the state of New York.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion is the opinion of our counsel, Pillsbury Winthrop LLP. This discussion applies only to holders that hold the notes and our common stock as capital assets.

         This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

         o        certain financial institutions;

         o        insurance companies;

         o        dealers and certain traders in securities;

         o persons holding the notes or our common stock as part of a "straddle," "hedge," "conversion" or similar transaction;

         o United States Holders (as defined below) whose functional currency is not the U.S. dollar;

         o        certain former citizens or residents of the United States;

         o        persons subject to the alternative minimum tax; and

         o Non-United States Holders (as defined below) that hold, or will hold, more than 5% of the notes or that hold, or will hold, actually or constructively (pursuant to the conversion feature or otherwise), more than 5% of our common stock.

         The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner's particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the U.S. federal income tax consequences described herein, possibly with retroactive effect.

         Although no statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, the Internal Revenue Service (the "IRS") issued Revenue Ruling 2002-31 addressing the U.S. federal income tax classification and treatment of instruments having certain features similar to the notes, and concluded that the instruments addressed in that published guidance were subject to the regulations governing contingent payment debt instruments. This ruling supports certain aspects of the treatment described below. However, Revenue Ruling 2002-31 is limited to its particular facts. In addition, no rulings have been or are expected to be sought from the IRS with respect to the U.S. federal income tax consequences regarding this particular offering. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

Persons considering the purchase of the notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any estate tax consequences or tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

         The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the "contingent payment debt regulations"). Pursuant to the terms of the indenture, we have agreed, and every holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. However, the proper application of the contingent payment debt regulations to the notes is uncertain in a number of respects, and no assurance can be given that the IRS will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income and estate tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

         As used herein, the term "United States Holder" means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

         o        a citizen or resident of the United States;

         o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

         o        an estate or trust the income of which is subject to U.S.
                  federal income taxation regardless of its source; or

         o a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

   Interest Accruals on the Notes

         Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the "comparable yield") determined at the time of issuance of the notes. Accordingly, United States Holders will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the notes. Amounts treated as interest under the contingent payment debt regulations are treated as original issue discount for all purposes of the Code. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. Accordingly, we have determined that the comparable yield is an annual rate of 8.00%, compounded semi-annually. The IRS may not agree with our determination of the comparable yield, and if the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, in such an event, the projected payment schedule (as described below) could differ materially from the projected payment schedule provided by us.

         The contingent payment debt regulations require that we provide to United States Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as the "projected payment schedule") on the notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. United States Holders may obtain the projected payment schedule by submitting a written request for such information to us at: Headwaters Incorporated, Attention: Harlan M. Hatfield, General Counsel, 10653 South River Front Parkway, Suite 300, South Jordan, Utah, 84095. Pursuant to the terms of the indenture, we have agreed, and every United States Holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary), to be bound by our determination of the comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not determined for any purpose other than for the determination of a United States Holder's interest accruals and adjustments thereof (as described below) in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

         Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its tax accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any payments on the notes (as set forth below). In addition, a United States Holder that purchases a note for an amount which is more or less than its adjusted issue price on the date of purchase will be required to make further adjustments in the manner described below. The "issue price" of each note is $1,000.

         The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods.

         In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a "positive adjustment") in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a "negative adjustment" equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

         A United States Holder whose tax basis in a note differs from the adjusted issued price of the note at the time of acquisition must reasonably allocate the difference to (i) daily portions of interest or (ii) the projected payments over the remaining term of a note. An allocation to daily portions of interest should be reasonable to the extent that the difference is due to a change in the yield, at such acquisition date, at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. An allocation to the projected payments should be reasonable to the extent that the anticipated value of our common stock over the remaining term of a note, determined on the basis of the market conditions at the acquisition date, differs from the anticipated value of our common stock, as it had been determined on the basis of market conditions which prevailed at the time of original issuance.

         If a United States Holder's tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or a projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder's adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment.

         If a United States Holder's tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to a projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder's adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

         It should be noted that generally the rules for accrual of premium or discount will not apply. A United States Holder who purchases notes for an amount that is more or less than the adjusted issue price of the notes should consult its tax advisor regarding the adjustments described above.

   Sale, Conversion, Exchange or Retirement of the Notes

         Upon a sale, conversion, exchange or retirement of a note for cash or our common stock, a United States Holder will recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note will be equal to the United States Holder's purchase price for the note, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments previously made on the notes to the United States Holder. A United States Holder will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

         A United States Holder's tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

   Constructive Dividends

         If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment. Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend.

   Taxation of Distributions on Common Stock

         Distributions paid on our common stock received upon conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder's investment, up to the United States Holder's tax basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by a corporate United States Holder may qualify for a dividends-received deduction and, for taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by United States Holders who are individuals may qualify for preferential rates of taxation; however, in each case, certain holding period and other limitations may apply.

   Sale or Other Disposition of Common Stock

         Gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder's gain or loss will be equal to the difference between the United States Holder's adjusted tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Tax Consequences to Non-United States Holders

         As used herein, the term "Non-United States Holder" means a beneficial owner of a note or our common stock that is, for U.S. federal income tax purposes:

         o an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

         o        a foreign corporation; or

         o        a foreign estate or trust.

   Payments on and Gain or Loss on Sale or Conversion of Notes

         All payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement of a note and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

         o the Non-United States Holder does not own, actually or constructively (pursuant to the conversion feature or otherwise), 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

         o the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

         o such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

         o in the case of a sale, conversion, exchange or retirement of the notes, such Non-United States Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met;

         o our common stock continues to be, and the notes are, actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the Nasdaq National Market); and

         o in the case of gain realized on the sale, conversion, exchange or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement and the period during which the Non-United States Holder held the notes, a U.S. real property holding corporation. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale, conversion, exchange or retirement of a note by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

         The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or suitable successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address. If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note, or any gain realized on the sale, conversion, exchange or retirement of the note, are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the notes, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

   Constructive Dividends

         If a Non-United States Holder were deemed to have received a constructive dividend (see "-Tax Consequences to United States Holders-Constructive Dividends" above), the Non-United States Holder generally will be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. It is possible that U.S. federal tax on the constructive dividend would be withheld from the interest paid to the Non-United States Holders of the notes. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

   Common Stock

         Dividends paid to a Non-United States Holder on our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN (or suitable successor form) certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

         If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends, see "Constructive Dividends" above) are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

         A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

         o the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

         o in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

         o we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period during which the Non-United States Holder held the common stock. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale or exchange of the common stock by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

         If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above). These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Backup Withholding and Information Reporting

         Information returns may be filed with the IRS in connection with payments on the notes, the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States information reporting and backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

                             SELLING SECURITYHOLDERS

         We originally issued the notes in a private placement to Morgan Stanley & Co. Incorporated, J.P. Morgan Securities, Inc., Adams, Harkness & Hill, Inc., RBC Capital Markets Corporation, and Stephens Inc., as initial purchasers, on June 1, 2004 pursuant to Section 4(2) of the Securities Act. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Those purchasers may have made subsequent transfers of the notes to purchasers that are qualified institutional buyers pursuant to Rule 144A. We have no knowledge whether the selling securityholders listed below received the notes on the initial distribution or through subsequent transfers after the close of the initial private placement. Upon request by a selling securityholder following the effectiveness of the registration statement of which this prospectus is a part, we will file a prospectus supplement naming those transferees, donees or pledgees or their successors who are able to offer and sell the notes and the underlying common stock pursuant to this prospectus. We have included as Annex A a form of notice and questionnaire to be completed and delivered by a holder interested in selling notes or common stock pursuant to this prospectus.


         The following table sets forth information that we have received through February 2, 2005 regarding the principal amount of notes and the underlying common stock, beneficially owned by each selling securityholder, that may be offered using this prospectus. Information with respect to selling security holders and beneficial ownership of the notes is based upon information provided by or on behalf of the selling securityholders. Unless otherwise described below, no selling securityholder nor any of its affiliates is a broker-dealer, has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. No selling securityholder that is a broker-dealer acquired the notes as compensation for underwriting activities, purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Selling securityholders that are affiliates of broker-dealers purchased the securities in the ordinary course of business and at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


         A selling securityholder may offer all, some or none of the notes or the shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of the notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Changed information regarding selling securityholders will be set forth in an amendment to the registration statement, of which this prospectus is a part, or a supplement to this prospectus, as required by law.

---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
                              Principal Amount                                           Number of
                                  of Notes                         Number of Shares      Shares of       Percentage of
                                Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                             Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                 Offered ($)      Outstanding (%)         Owned          Offered (1)         (2) (38)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Advisory Convertible                  1,500,000         *                     50,000            50,000         *
   Arbitrage Fund (I),
   L.P. (3)(4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Argent Classic Convertible            5,230,000        3.0                   174,333           174,333         *
   Arbitrage Fund
   (Bermuda) Ltd. (5)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Argent Classic Convertible            1,100,000         *                     36,667            36,667         *
   Arbitrage Fund L.P. (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------


                                      -45-

---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
                              Principal Amount                                           Number of
                                  of Notes                         Number of Shares      Shares of       Percentage of
                                Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                             Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                 Offered ($)      Outstanding (%)         Owned          Offered (1)         (2) (38)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Argent Classic Convertible              210,000         *                      7,000             7,000         *
   Arbitrage Fund II, L.P.
   (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Argent LowLev Convertible               550,000         *                     18,333            18,333         *
   Arbitrage Fund, LLC (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Argent LowLev Convertible                20,000         *                        667               667         *
   Arbitrage Fund II, LLC
   (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Argent LowLev Convertible             5,310,000        3.1                   177,000           177,000         *
   Arbitrage Fund Ltd. (5)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
BNP Paribas Equity                    4,128,000        2.4                   137,600           137,600         *
   Strategies, SNC (7) (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
BP Amoco PLC Master Trust             1,365,000         *                     45,500            45,500         *
   (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
CIBC World Markets (9)                1,100,000         *                     36,667            36,667         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Class C Trading Company,                280,000         *                      9,333             9,333         *
   Ltd. (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Clinton Multistrategy                 5,400,000        3.1                   180,000           180,000         *
   Master Fund, Ltd. (10)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Clinton Riverside                     1,800,000        1.0                    60,000            60,000         *
   Convertible Portfolio
   Limited (10)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
CNH CA Master Account,                4,500,000        2.6                   150,000           150,000         *
   L.P. (11)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
CooperNeff Convertible                3,359,000        1.9                   111,967           111,967         *
   Strategies (Cayman)
   Master Fund, LP (7)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Credit Suisse First                      30,000         *                      1,000             1,000         *
   Boston, LLC (12) (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
CSS, LLC (9)                          2,000,000        1.2                    66,667            66,667         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Custom Investments PCC,                 150,000         *                      5,000             5,000         *
   Ltd. (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
DBAG London (13)(4)                   6,525,000        3.8                   217,500           217,500         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Deutsche Bank Securities,             2,250,000        1.3                    75,000            75,000         *
   Inc. (9)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
DKR Soundshore Opportunity            1,000,000         *                     33,333            33,333         *
   Holding Fund Ltd.  (14)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
The Drake Offshore Master            13,000,000        7.5                   433,333           433,333        1.3
   Fund, Ltd. (15)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Family Service Life                     150,000         *                      5,000             5,000         *
   Insurance Co. (16) (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------

                                      -46-

---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
                              Principal Amount                                           Number of
                                  of Notes                         Number of Shares      Shares of       Percentage of
                                Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                             Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                 Offered ($)      Outstanding (%)         Owned          Offered (1)         (2) (38)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Fore Convertible                      2,299,000        1.3                    76,633            76,633         *
   MasterFund, Ltd. (17)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Fore Plan Asset Fund, Ltd.              218,000         *                      7,267             7,267         *
   (17)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
FrontPoint Convertible                2,000,000        1.2                    66,667            66,667         *
   Arbitrage Fund, L.P.
   (18)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Global Bermuda Limited                  700,000         *                     23,333            23,333         *
   Partnership (19)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Grace Brothers, Ltd. (20)             1,000,000         *                     33,333            33,333         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Grace Convertible                     7,000,000        4.1                   233,333           233,333         *
  Arbitrage Fund, Ltd. (20)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Guardian Life Insurance               5,700,000        3.3                   190,000           190,000         *
   Co. (16) (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Guardian Pension Trust                  400,000         *                     13,333            13,333         *
   (16) (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
HFR CA Global Select                    180,000         *                      6,000             6,000         *
  Master Trust Account (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Hotel Union and Hotel                   372,000         *                     12,400            12,400         *
   Industry of Hawaii
   Pension Plan (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
ING Convertible Fund (21)             2,000,000        1.2                    66,667            66,667         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
ING VP Convertible                       50,000         *                      1,667             1,667         *
   Portfolio (21)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Institutional Benchmarks              1,614,000         *                     53,800            53,800         *
   Master Fund Ltd. (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
KBC Financial Products USA            2,500,000        1.4                    83,333            83,333         *
   Inc. (22) (9)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Lakeshore International,              2,800,000        1.6                    93,333            93,333         *
   Ltd. (19)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
LDG Limited (23)                        382,000         *                     12,733            12,733         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Lexington Vantage Fund c/o               30,000         *                      1,000             1,000         *
   TQA Investors, LLC (7)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Lighthouse Multi-Strategy               150,000         *                      5,000             5,000         *
   Master Fund, Ltd. (24)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Lyxor/Convertible                       700,000         *                     23,333            23,333         *
  Arbitrage Fund Limited (7)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------

                                      -47-

---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
                              Principal Amount                                           Number of
                                  of Notes                         Number of Shares      Shares of       Percentage of
                                Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                             Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                 Offered ($)      Outstanding (%)         Owned          Offered (1)         (2) (38)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Lyxor Master Fund Ref:                  560,000         *                     18,667            18,667         *
   Argent/LowLev CB c/o
   Argent (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Lyxor/Quest Fund Ltd. (24)              300,000         *                     10,000            10,000         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Man Mac 1 Ltd. c/o Fore                 851,000         *                     28,367            28,367         *
   Research & Management,
   LP (25)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
McMahan Securities Co.                  500,000         *                     16,667            16,667         *
   L.P. (26) (9)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Mohican VCA Master Fund                 600,000         *                     20,000            20,000         *
   (27)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
MSS Convertible Arbitrage                19,000         *                        633               633         *
   1 c/o TQA Investors,
   LLC (23)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Newport Alternative Income            1,680,000         *                     56,000            56,000         *
   Fund (28)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Park Avenue Life Insurance               50,000         *                      1,667             1,667         *
   Co. (16) (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Partners Group Alternative              370,000         *                     12,333            12,333         *
   Strategies PCC LTD (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Quest Global Convertible                300,000         *                     10,000            10,000         *
   Fund Ltd (24)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Ritchie Convertible                     430,000         *                     14,333            14,333         *
   Arbitrage Trading (29)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Royal Bank of Canada (30)             2,250,000        1.3                    75,000            75,000         *
   (4)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
S.A.C. Capital Associates,            2,000,000        1.2                    66,667            66,667         *
   LLC (31)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Sagamore Hill Hub Fund                4,000,000        2.3                   133,333           133,333         *
   Ltd. (32)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Silvercreek II Limited (28)           4,410,000        2.6                   147,000           147,000         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Silvercreek Limited                   5,910,000        3.4                   197,000           197,000         *
   Partnership (28)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Silver Convertible                      360,000         *                     12,000            12,000         *
   Arbitrage Fund, LDC (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Singlehedge US Convertible              963,000         *                     32,100            32,100         *
   Arbitrage Fund (7)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Sphinx Convertible                    1,800,000        1.0                    60,000            60,000         *
   Arbitrage (Clinton)
   Segregated Portfolio (9)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------

                                      -48-

---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
                              Principal Amount                                           Number of
                                  of Notes                         Number of Shares      Shares of       Percentage of
                                Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                             Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                 Offered ($)      Outstanding (%)         Owned          Offered (1)         (2) (38)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Sphinx Convertible Arb                  894,000         *                     29,800            29,800         *
   Fund SPC (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Sphinx Fund c/o TQA                     436,000         *                     14,533            14,533         *
   Investors, LLC (22)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
SSI Blended Market Neutral              747,000         *                     24,900            24,900         *
   L.P (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
SSI Hedged Convertible                  972,000         *                     32,400            32,400         *
   Market and Neutral L.P.
   (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Sturgeon Limited (7)                    850,000         *                     28,333            28,333         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
TQA Master Fund, Ltd. (23)            3,153,000        1.8                   105,100           105,100         *
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
TQA Master Plus Fund, Ltd.            5,538,000        3.2                   184,600           184,600         *
   (23)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
UBS AG London (33)                   11,000,000        6.4                   366,666           366,666        1.1
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Value Line Convertible                  300,000         *                     10,000            10,000         *
   Fund, Inc. (34)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Viacom Inc. Pension Plan                 36,000         *                      1,200             1,200         *
   Master Trust (8)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Wachovia Securities                   7,500,000        4.3                   250,000           250,000         *
   International Ltd. (9)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Waterstone Market Neutral             1,916,000        1.1                    63,867            63,867         *
  Masterfund, Ltd. (35)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Waterstone Market Neutral               978,000         *                     32,600            32,600         *
   MAC 51, Ltd. (35)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Xavex-Convertible                       150,000         *                      5,000             5,000         *
   Arbitrage 2 Fund (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Xavex-Convertible                       744,000         *                     24,800            24,800         *
   Arbitrage 7 Fund c/o
   TQA Investors, LLC (23)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Xavex-Convertible                       470,000         *                     15,667            15,667         *
   Arbitrage 10 Fund c/o
   Argent (6)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Zazore Convertible                    3,000,000        1.7                   100,000           100,000         *
   Arbitrage Fund L.P. (36)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Zurich Institutional                    611,000         *                     20,367            20,367         *
   Benchmarks Master Fund
   Ltd. c/o TQA Investors,
   LLC (23)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------

                                      -49-

---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
                              Principal Amount                                           Number of
                                  of Notes                         Number of Shares      Shares of       Percentage of
                                Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                             Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                 Offered ($)      Outstanding (%)         Owned          Offered (1)         (2) (38)
---------------------------- ------------------- ----------------- ------------------ ----------------- -----------------
Unidentified Selling            14,800,000             8.6                 493,333          493,333           1.4
   Securityholders or
   future transferees,
   pledgees, donees or
   successors and such
   holders (37)
-------------------------------------------------------------------------------------------------------------------

*        Less than 1%.

         (1) Assumes conversion of all of the holder's notes at a conversion rate of 33.3333 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under "Description of Notes - Conversion of Notes." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

         (2) Calculated based on Rule 13d-3(d)(i), using 33,586,430 shares of common stock outstanding as of June 30, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

         (3) The managing member of the limited partnership is Advisory Capital Strategies Group, Inc., which is majority owned by American Express Asset Management Group, Inc., which is part of American Express Company, a publicly held company.

         (4) The selling securityholder is an affiliate of a registered broker-dealer.

         (5) Mr. Henry J. Cox has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (6) Messrs. Nathanial Brown and Robert Richardson exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (7) Mr. Christian Menestoer has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (8) Messrs. George Douglas and John Gottfurcht and Ms. Amy Jo Gottfurcht exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (9) The selling securityholder is a registered broker-dealer.

         (10) Mr. Michael Vacca has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (11) Messrs. Robert Krail, Mark Mitchell and Todd Pulvino exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (12) Mr. Gerry Murtalgo has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (13) Mr. Patrick Corrigan has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (14) The investment manager of the selling securityholder is DKR Capital Partners L.P., a registered investment adviser.

         (15) Ms. Stacey Feller has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (16) Mr. John Murphy has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes. The selling security holder is an affiliate of Park Avenue Securities and Guardian Investor Services LLC, which are registered broker-dealers and indirect, wholly-owned subsidiaries of the Guardian Life Insurance Co. of America.

         (17) Mr. David Egglishaw has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (18) Messrs. Philip Duff, W. Gillespie Caffray and Paul Ghaffari exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (19) Messrs. Michael Frey and John Brandenburg exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (20) Messrs. Michael Brailn and Bradford Whitmore exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (21) The investment manager of the selling securityholder is ING Investments, LLC, a registered investment adviser.

         (22) Mr. Luke Edwards exercises sole voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes. The selling securityholder is a registered broker-dealer.

         (23) Messrs. Robert Butman, John Idona, George Esser, Paul Bucci and Bartholomew Tesoriero exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (24) Messrs. James Dodlin and Frank Campana exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (25) Man-Diversified Fund II Ltd. is the controlling entity of Man Mac 1 Ltd. The manager shares of Man-Diversified II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a publicly traded company listed on the London Stock Exchange.

         (26) Messrs. D. Bruce McMahan, Jay T. Glassman, Norman L. Ziegler, Scott Dillinger and Ronald P. Fertig and Ms. Patricia Ramsom exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes. The selling securityholder is a registered broker-dealer.

         (27) Messrs. Eric Hage and Daniel Hage exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (28) Ms. Louis Morwick and Ms. Bryn Joynt exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (29) Thane Ritchie exercises voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (30) The selling securityholder is required to file periodic reports with the SEC pursuant to Section 15(d) of the Securities Exchange Act of 1934.

         (31) Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Capital Advisors"), and S.A.C. Capital Management, LLC, a Delaware limited liability company ("SAC Capital Management") share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these notes and the shares of common stock issuable upon conversion of these notes.

         (32) Mr. Steve Bloom exercises voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (33) Mr. Dominic Lynch exercises voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (34) The selling securityholder is a registered investment fund.

         (35) Mr. Shawn Bergerson has sole voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (36) Mr. Gene T. Pretti exercises voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (37) Information about other selling securityholders, who are currently unknown to us, will be set forth in a pre-effective or post-effective amendment to the registration statement of which this prospectus is a part, to the extent that any such securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of notes pursuant to the registration statement.

         (38) Assumes that any other holders of notes, or their future transferees, pledgees or donees or their successors, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

         o        directly by the selling securityholders; or

         o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

         The selling securityholders who are broker-dealers and those broker-dealers or agents who participate in the distribution of the notes and the underlying common stock on behalf of selling securityholders are deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling securityholders who are broker dealers and any discounts, commissions or concessions received by broker-dealers or agents on behalf of selling securityholders are deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities as underwriters under the Securities Act and the Exchange Act.

         If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The notes and the underlying common stock may be sold in one or more transactions at:

         o        fixed prices;

         o        prevailing market prices at the time of sale;

         o        varying prices determined at the time of sale; or

         o        negotiated prices.

         These sales may be effected in transactions:

         o on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

         o        in the over-the-counter market;

         o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

         o        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock offered by them pursuant to this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, we cannot assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

         Our common stock trades on the Nasdaq National Market under the symbol "HDWR." We do not intend to apply for listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

         Any selling securityholder that is a registered broker-dealer is an "underwriter" within the meaning of Section 2(11) of the Securities Act. Advisory Convertible Arbitrage Fund, BNP Paribas Equity Strategies, SNC, CIBC World Markets, Credit Suisse First Boston LLC, CSS LLC, Deutsche Bank Securities, Inc., Family Service Life Insurance Co., Guardian Life Insurance Co., Guardian Pension Trust, KBC Financial Products USA Inc., McMahan Securities Co. LP, Park Avenue Life Insurance Co. and Royal Bank of Canada are the only selling securityholders that are registered broker-dealers or affiliates thereof. We do not have a material relationship with any of these entities, and none of these entities has the right to designate or nominate a member or members of our board of directors. These securityholders did not purchase their notes directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders.

         Pursuant to the registration rights agreement that has been incorporated by reference as an exhibit to this registration statement, we and the selling securityholders will each indemnify the other against specified liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

         The validity of notes and common stock offered by this prospectus is being passed upon for us by Pillsbury Winthrop LLP, San Francisco, California and New York, New York.

                                     EXPERTS

         Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

         We have filed with the Commission a registration statement that contains this prospectus on Form S-3 (Regeneration No. 333-117492) under the Securities Act of 1933. The registration statement relates to the notes and the common stock issuable on conversion of the notes offered by the selling securityholders. This prospectus is part of the registration statement and includes and incorporates by reference additional information and exhibits. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company, the notes and the common stock. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling securityholders are offering to sell, and seeking offers to buy, only the notes and the underlying shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of notes or the underlying shares of common stock.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of the initial filing of the post-effective amendment to the registration statement of which this prospectus is a part and the effectiveness of the post-effective amendment, as well as between the date of this prospectus and the time this offering is completed. The documents we incorporate by reference are:

         o Our Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

         o Our Current Reports on Form 8-K, filed with the SEC on November 10 (other than with respect to Items 2.02 and 7.01 and Exhibit 99.1 thereto), and on Form 8-K/A filed with the SEC on December 7 and 13, 2004.

         o The description of our common stock contained in our amended Annual Report on Form 10-K/A, filed with the SEC on April 24, 1996.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

         Investor Relations
         Headwaters Incorporated
         10653 South River Front Parkway, Suite 300
         South Jordan, UT 84095
         (801) 984-9400

                                     ANNEX A

                             HEADWATERS INCORPORATED

                 SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

         The undersigned beneficial holder of 2-7/8% Convertible Senior Subordinated Notes due 2014 (the "Notes") of Headwaters Incorporated (the "Company") or shares of common stock, par value $.001 (the "Common Stock" and, together with the Notes, the "Registrable Securities"), of the Company issuable upon conversion of the Notes understands that the Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 (the "Shelf Registration Statement") for the registration and resale under Rule 415 of the Securities Act of 1933 (the "Securities Act"), of the Registrable Securities in accordance with the terms of the Registration Rights Agreement (the "Registration Rights Agreement"), dated as of June 1, 2004 between the Company and the Initial Purchasers named therein. The Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

         Each beneficial owner of Registrable Securities is entitled to the benefits of the Registration Rights Agreement. In order to sell or otherwise dispose of any Registrable Securities pursuant to the Shelf Registration Statement, a beneficial owner of Registrable Securities generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers of Registrable Securities and be bound by those provisions of the Registration Rights Agreement applicable to such beneficial owner (including certain indemnification provisions as described below). Beneficial owners are encouraged to complete and deliver this Notice and Questionnaire prior to the effectiveness of the Shelf Registration Statement so that such beneficial owners may be named as selling securityholders in the related prospectus at the time of effectiveness. Upon receipt of a completed Notice and Questionnaire from a beneficial owner following the effectiveness of the Shelf Registration Statement, the Company will within 15 business days of such receipt or within 15 business days of the end of any suspension period file such amendments to the Shelf Registration Statement or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of Registrable Securities.

         Certain legal consequences arise from being named as selling securityholders in the Shelf Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Shelf Registration Statement and the related prospectus.


                                     Notice

         The undersigned beneficial owner (the "Selling Securityholder") of Registrable Securities hereby gives notice to the Company of its intention to sell or otherwise dispose of Registrable Securities beneficially owned by it and listed below in Item 3 (unless otherwise specified under Item 3) pursuant to the Shelf Registration Statement. The undersigned, by signing and returning this Notice and Questionnaire, understands that it will be bound by the terms and conditions of this Notice and Questionnaire and the Registration Rights Agreement.

         Pursuant to the Registration Rights Agreement, the undersigned has agreed to indemnify and hold harmless the Company's directors and officers and each person, if any, who controls the company within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934 (the "Exchange Act"), from and against certain losses arising in connection with statements concerning the undersigned made in the Shelf Registration Statement or the related prospectus in reliance upon the information provided in this Notice and Questionnaire.

         The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate and complete.

                                  Questionnaire

1.  (a)  Full legal name of Selling Securityholder:

         _______________________________________________________________________

    (b) Full legal name of Registered Holder (if not the same as (a) above) through which Registrable Securities listed in Item (3) below are held:

         _______________________________________________________________________

    (c) Full legal name of the broker-dealer or other third party through which Registrable Securities listed in (3) below are held:

         _______________________________________________________________________

    (d) Full legal name of the Depository Trust Company participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in (3) below are held:

         _______________________________________________________________________

    (e) If Selling Securityholder is not, and is not a wholly-owned subsidiary of a company that is, required to file periodic and other reports (e.g., Forms 10-K, 10-Q, 8-K) with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (including a registered investment fund under the Investment Advisers Act of 1940), please provide, as indicated below, the name(s) and address(es) of the natural person or persons that have voting and investment control over the Registrable Securities, indicating in each case whether sole or shared:

-----------------------------------------------------------------------------------------------------------------
                                                  Number of Securities over Which Such Person(s) Have:
                                         ------------------------------------------------------------------------
       Name(s)              Type of                                                                 Shared
                         Registrant's      Sole Voting     Sole Investment    Shared Voting       Investment
                          Securities         Control           Control           Control            Control
----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------



----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------


----------------------- ---------------- ----------------- ----------------- ----------------- ------------------

    (f) If the Selling Securityholder has transferred any Registrable Securities, please provide the name and contact information of the transferee and the amount of Registrable Securities transferred:

         _______________________________________________________________________

         Unless otherwise indicated in the space provided below, all Notes and all shares of Common Stock listed in response to Item (1)(e) above, and all shares of Common Stock issuable upon conversion of the Notes listed in response to Item (1)(e) above, will be included in the Shelf Registration Statement. If the undersigned does not wish all such Notes and or shares of Common Stock to be so included, please indicate below the principal amount or the number of shares to be included:

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

    2.   Address for Notices to Selling Securityholder:_________________________

         _______________________________________________________________________

         _______________________________________________________________________

         Telephone, including area code:________________________________________

         Fax, including area code:______________________________________________

         Contact Person:________________________________________________________

    3.   Beneficial Ownership of the Company securities owned by the Selling
         Securityholder:

         Except as set forth below in this Item (3), the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item (1).

         (a) Type and Amount of other Company securities beneficially owned by the Selling Securityholder:

         _______________________________________________________________________

         _______________________________________________________________________

         (b) CUSIP No(s). of such other Company securities beneficially owned:

         _______________________________________________________________________

         _______________________________________________________________________

    4.   Relationship with the Company:

         Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

         State any exceptions here:

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

    5.   (a) Is the Selling Securityholder a registered broker-dealer?

         _______________________________________________________________________

         (b) If the answer to Item 5(a) is yes, did the Selling Securityholder acquire the Registrable Securities as compensation for placement agent or investment banking services to the Company (if yes, please explain)?

         _______________________________________________________________________

         _______________________________________________________________________

         (c) Is the Selling Securityholder an affiliate of a registered broker-dealer(s)? (For purposes of this response, an "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.)

         _______________________________________________________________________

         _______________________________________________________________________

         (d) If the answer to Item 5(c) is yes, identify the registered broker-dealer(s) and describe the nature of the affiliation(s):

         _______________________________________________________________________

         _______________________________________________________________________

         (e) If the answer to Item 5(c) is yes, did the Selling Securityholder acquire the Registrable Securities in the ordinary course of business (if not, please explain)?

         _______________________________________________________________________

         _______________________________________________________________________

         (f) If the answer to Item 5(c) is yes, did the Selling Securityholder, at the time of purchase of the Registrable Securities, have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute the Registrable Securities (if yes, please explain)?

         _______________________________________________________________________

         _______________________________________________________________________

    6.   Plan of distribution:

         _______________________________________________________________________

         Except as set forth below, the undersigned (including its donees or pledgees) intends to distribute the Registrable Securities listed above in Item (1) pursuant to the Shelf Registration Statement only as follows (if at all): Such Registrable Securities may be sold from time to time directly by the undersigned or alternatively through underwriters or broker-dealers or agents. If the Registrable Securities are sold through underwriters or broker-dealers, the Selling Securityholder will be responsible for underwriting discounts or commissions or agents' commissions and their professional fees. Such Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (i) on any national securities exchange or quotation service on which the Registrable Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market. The Selling Securityholder may pledge or grant a security interest in some or all of the Registrable Securities owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Registrable Securities from time to time pursuant to the prospectus. The Selling Securityholder also may transfer and donate Registrable Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus.

         _______________________________________________________________________

         State any exceptions here:

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         _______________________________________________________________________

         Note: In no event will such method(s) of distribution take the form of an underwritten offering of the Registrable Securities without the prior agreement of the Company.

         The undersigned acknowledges that it understands its obligation to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations) and the provisions of the Securities Act relating to prospectus delivery, in connection with any offering of Registrable Securities pursuant to the Shelf Registration Statement. The undersigned agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

         The Selling Securityholder hereby acknowledges its obligations under the Registration Rights Agreement to indemnify and hold harmless certain persons set forth therein.

         Pursuant to the Registration Rights Agreement, the Company has agreed under certain circumstances to indemnify the Selling Securityholders against certain liabilities.

         In accordance with the undersigned's obligation under the Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Shelf Registration Statement remains effective. All notices hereunder and pursuant to the Registration Rights Agreement shall be made in writing at the address set forth below.

         By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to items (1) through (6) above and the inclusion of such information in the Shelf Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Shelf Registration Statement and the related prospectus.

         By signing below, the undersigned agrees that if the Company notifies the undersigned that the Shelf Registration Statement is not available, the undersigned will suspend use of the prospectus until receipt of notice from the Company that the prospectus is again available.

         IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

                                     Beneficial Owner




                                     By:________________________________________
                                        Name:
                                        Title:


Dated: _______________________


               PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND

                                  QUESTIONNAIRE

                               TO THE COMPANY AT:


                             Headwaters Incorporated
                   10653 South River Front Parkway, Suite 300
                            South Jordan, Utah 84095
                 Attention: Harlan M. Hatfield, General Counsel

                              with a faxed copy to:

                             Pillsbury Winthrop LLP
                                50 Fremont Street
                             San Francisco, CA 94105
                            Facsimile: (415) 983-1200
                           Attention: Joan Burns, Esq.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses payable by the registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling securityholders. All amounts are estimated except the SEC registration fee.

                                                                     Amount
                                                                     ------

         SEC registration fee..................................   $   21,856

         Printing costs........................................        2,000

         Accounting fees and expenses..........................       50,000

         Legal fees and expenses...............................       75,000

         Trustee and Transfer Agent fees and expenses..........       10,000

         Miscellaneous.........................................        5,000
                                                                  ----------
                  Total........................................   $  163,856
                                                                  ==========

Item 15. Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer and director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such cooperation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter herein, the corporation must indemnify such person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

         Article VII of the registrant's certificate of incorporation exonerates the Registrant's directors from personal liability for monetary damages for breach of the fiduciary duty of care as a director, except for any breach of the directors' duty of loyalty for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for any improper declaration of dividends or for any transaction from which the director derived an improper personal benefit. Article VII does not eliminate a stockholder's right to seek non-monetary, equitable remedies, such as an injunction or rescission, to redress an action taken by the directors. However, as a practical matter, equitable remedies may not be available in all situations, and there may be instances in which no effective remedy is available.

                                     -II-1-

The registrant maintains directors' and officers' liability insurance policies. The registrant has entered into contracts with its directors and executive officers providing for indemnification of the registrant's officers and directors to the fullest extent permitted by applicable law.

Item 16. Exhibits

         Exhibit
         Number                   Description of Document

         4.1 Indenture, dated as of June 1, 2004, between the registrant and Wells Fargo Bank, N.A., including the form of Note. Incorporated by reference to Exhibit 10.87 filed with Headwaters' Current Report on Form 8-K, filed July 8, 2004.*

         4.2 Registration Rights Agreement, dated as of June 1, 2004, among the registrant and Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Adams, Harkness & Hill, Inc., RBC Capital Markets Corporation and Stephens Inc.*

         5.1      Opinion of Pillsbury Winthrop LLP.*

         8.1      Tax opinion of Pillsbury Winthrop LLP.*

         12.1 Computation of Ratios of Earnings to Fixed Charges. Incorporated by reference to Exhibit 12.1 filed with Headwaters' Quarterly Report on Form 10-Q, for the quarter ended June 30, 2004.*

         23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

         23.6 Consent of Pillsbury Winthrop LLP (included in its opinions filed as Exhibit 5.1 and 8.1 to this Registration Statement).

         24.1     Power of Attorney.*

         25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of a Corporation Designated to Act as a Trustee on Form T-1.*
-------------
* Previously filed.

                                     -II-2-

Item 17. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     -II-3-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on February 3, 2005.

                                        HEADWATERS INCORPORATED


                                        By  /s/   KIRK A. BENSON
                                           -------------------------------------
                                           Kirk A. Benson
                                           Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE                      TITLE                          DATE

       *                  Director and Chief Executive        February 3, 2005
----------------------    Officer (Principal Executive
 Kirk A. Benson                    Officer)


       *               Chief Financial Officer (Principal     February 3, 2005
---------------------- Financial and Accounting Officer)
 Steven G. Stewart


       *                            Director                  February 3, 2005
----------------------
 James A. Herickhoff

       *                            Director                  February 3, 2005
----------------------
  Raymond J. Weller

       *                            Director                  February 3, 2005
----------------------
 E. J. "Jake" Garn

        *                            Director                 February 3, 2005
----------------------
 R. Sam Christensen

       *                            Director                  February 3, 2005
----------------------
 William S. Dickinson

       *                            Director                  February 3, 2005
----------------------
  Malyn K. Malquist

*By /s/ Harlan  M. Hatfield
---------------------------
     Attorney-in-Fact


                                     -II-4-

                                  EXHIBIT INDEX


         Exhibit            Description of Document
         Number

         4.1 Indenture, dated as of June 1, 2004, between the registrant and Wells Fargo Bank, N.A., including the form of Note. Incorporated by reference to Exhibit 10.87 filed with Headwaters' Current Report on Form 8-K, filed July 8, 2004.*

         4.2 Registration Rights Agreement, dated as of June 1, 2004, among the registrant and Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Adams, Harkness & Hill, Inc., RBC Capital Markets Corporation and Stephens Inc.*

         5.1      Opinion of Pillsbury Winthrop LLP.*

         8.1      Tax opinion of Pillsbury Winthrop LLP.*

         12.1 Computation of Ratios of Earnings to Fixed Charges. Incorporated by reference to Exhibit 12.1 filed with Headwaters' Quarterly Report on Form 10-Q, for the quarter ended June 30, 2004.*

         23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

         23.6 Consent of Pillsbury Winthrop LLP (included in its opinions filed as Exhibits 5.1 and 8.1 to this Registration Statement).

         24.1     Power of Attorney.*

         25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of a Corporation Designated to Act as a Trustee on Form T-1.*
-----------------
*     Previously filed.

                                     -II-5-